THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, BUT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-96863

                 SUBJECT TO COMPLETION, DATED DECEMBER 6, 2002

      PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 1, 2002

                               20,000,000 SHARES

                                CHESAPEAKE LOGO

                         CHESAPEAKE ENERGY CORPORATION
                                  Common Stock
                               ------------------

     Our common stock is listed on The New York Stock Exchange under the symbol "CHK." On December 5, 2002, the last reported sale price was $7.04 per share.

     The underwriters have an option to purchase a maximum of 3,000,000 additional shares from us to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "SUPPLEMENTAL RISK FACTORS" ON PAGE S-11 OF THIS PROSPECTUS SUPPLEMENT AND "RISK FACTORS" ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS.

                                                                         UNDERWRITING
                                                          PRICE TO       DISCOUNTS AND    PROCEEDS TO
                                                           PUBLIC         COMMISSIONS     CHESAPEAKE
                                                          --------       -------------    -----------
Per Share............................................        $                 $               $
Total................................................   $                 $               $

     Delivery of the shares of common stock will be made on or about December , 2002.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

                          Joint Book-Running Managers

CREDIT SUISSE FIRST BOSTON          MORGAN STANLEY          SALOMON SMITH BARNEY

                                  Co-Managers

BEAR, STEARNS & CO. INC.                                         LEHMAN BROTHERS

                         JOHNSON RICE & COMPANY L.L.C.

          The date of this prospectus supplement is December   , 2002.

                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT SUMMARY.........  S-1
SUPPLEMENTAL RISK FACTORS.............  S-11
FORWARD LOOKING STATEMENTS............  S-13
USE OF PROCEEDS.......................  S-15
CAPITALIZATION........................  S-16
PRICE RANGE OF COMMON STOCK...........  S-17

                                        PAGE
                                        ----
DIVIDEND POLICY.......................  S-18
MANAGEMENT............................  S-19
UNDERWRITING..........................  S-23
NOTICE TO CANADIAN RESIDENTS..........  S-25
LEGAL MATTERS.........................  S-26
EXPERTS...............................  S-26

                                   PROSPECTUS

                                        PAGE
                                        ----
ABOUT THIS PROSPECTUS.................    1
ABOUT CHESAPEAKE ENERGY CORPORATION...    1
ABOUT THE SUBSIDIARY GUARANTORS.......    1
RISK FACTORS..........................    2
WHERE YOU CAN FIND MORE INFORMATION...    9
FORWARD-LOOKING STATEMENTS............    9

                                        PAGE
                                        ----
USE OF PROCEEDS.......................   10
RATIOS OF EARNINGS TO FIXED CHARGES...   11
DESCRIPTION OF DEBT SECURITIES........   11
DESCRIPTION OF CAPITAL STOCK..........   19
PLAN OF DISTRIBUTION..................   28
LEGAL MATTERS.........................   29
EXPERTS...............................   30

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights selected information from this prospectus supplement and the accompanying prospectus, but may not contain all information that may be important to you. This prospectus supplement and the accompanying prospectus include specific terms of this offering, information about our business and financial data. We encourage you to read this prospectus supplement and the accompanying prospectus in their entirety before making an investment decision. Unless otherwise indicated, this prospectus supplement assumes no exercise of the underwriters' over-allotment option.

                                   CHESAPEAKE

     We are among the ten largest independent natural gas producers in the United States, owning interests in approximately 12,400 producing oil and gas wells (pro forma for the approximately 1,900 wells expected to be acquired in the pending ONEOK acquisition described below). We believe our estimated proved reserves (pro forma for the pending ONEOK acquisition) were approximately 2.4 tcfe as of September 30, 2002. Approximately 91% of our pro forma proved reserves are natural gas and 88% of our pro forma proved reserves are located in the Mid-Continent region of the United States, which includes Oklahoma, western Arkansas, southwestern Kansas and the Texas Panhandle. We have smaller operations in the Deep Giddings field in Texas, the Tuscaloosa Trend in Louisiana, the Permian Basin region of southeastern New Mexico and in the Williston Basin of North Dakota and Montana. On November 25, 2002, we entered into an agreement to acquire from ONEOK, Inc. all of the outstanding capital stock of ONEOK Resources Company for $300 million, which, by our internal estimates, will add approximately 200 bcfe to our proved reserves and approximately 47,000 mcfe to our daily production. The proved reserves have a reserve-to-production index of 11.0 years and are 94% natural gas and 88% proved developed. We expect to close the ONEOK acquisition in January 2003. However, there is no assurance this acquisition will be completed or that our estimates of its reserves will prove correct.

     Our executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is (405) 848-8000.

                               BUSINESS STRATEGY

     From inception in 1989, our business goal has been to create value for our investors by building one of the largest onshore natural gas resource bases in the United States. Since 1998, our business strategy to achieve this goal has been to integrate our aggressive and technologically advanced Mid-Continent drilling program with a Mid-Continent focused producing property consolidation program. We believe this balanced business strategy enables us to achieve greater economies of scale, increase our undrilled acreage inventory and attract and retain talented and motivated land, geoscientific and engineering personnel. We are executing our strategy by:

     - Consistently Making High-Quality Acquisitions. Our acquisition program is focused on small- to medium-sized acquisitions of Mid-Continent natural gas properties that provide high-quality production and significant drilling opportunities. Since January 1, 2000, we have acquired $1.1 billion of such properties in approximately 13 separate transactions (greater than $10 million each) at an estimated average cost of $1.26 per mcfe of proved reserves. Each of these acquisitions either increased our ownership in existing wells or fields or added additional drilling locations in our core Mid-Continent operating area. We believe we are acquiring a high-quality asset base from ONEOK, distinguished by proved reserves that are 94% gas and 88% proved developed. We believe these properties provide substantial opportunities for additional drilling and improvement of operational efficiencies. The ONEOK properties compliment our existing Mid-Continent assets, with 87% of ONEOK's proved reserves located in townships where we presently own properties. Because the Mid-Continent region contains many small companies seeking market liquidity and larger companies seeking to divest non-core assets, we expect to find additional attractive acquisition opportunities in the future.

     - Consistently Growing through the Drillbit. One of our most distinctive characteristics is our ability to increase reserves through the drillbit. We are conducting one of the five most active drilling programs in the United States with our program focused on finding gas in the Mid-Continent region. We currently have 24 rigs drilling on Chesapeake-operated prospects and we are participating in approximately 46 wells being drilled by others. Our Mid-Continent drilling program is the most active in the region, and is supported by our ownership of an extensive land and 3-D seismic base.

     - Consistently Focusing on the Mid-Continent. In this region, we believe we are the largest natural gas producer, the most active driller and the most active acquirer of undeveloped leases and producing properties. We believe the Mid-Continent region, which trails only the Gulf Coast and Rocky Mountain basins in U.S. gas production, has many attractive characteristics. These characteristics include long-lived natural gas properties with relatively predictable decline curves; multi-pay geological targets that decrease drilling risk, resulting in our historical Mid-Continent drilling success rate of over 95%; relatively high natural gas prices, typically only 10 to 20 cents per mmbtu behind Henry Hub index prices; generally lower service costs than in more competitive or more remote basins; and a favorable regulatory environment with virtually no federal land ownership. In addition, we believe the location of our headquarters in Oklahoma City provides us with many competitive advantages over other companies that direct their activities in this region from district offices in Oklahoma City or Tulsa or from out-of-state headquarters.

     - Consistently Focusing on Low Costs. By minimizing operating costs, we have been able to deliver consistently attractive financial returns through all phases of the commodity price cycle. We believe our general and administrative costs and our lease operating expenses are among the lowest in the industry. We believe these low costs are the result of our management's effective cost-control programs, our high quality asset base and the extensive and competitive services, gas processing and transportation infrastructures in the Mid-Continent. We believe the ONEOK acquisition should reduce our overall operating cost structure per mcfe because our production costs per mcfe for the ONEOK properties are expected to be lower than our current production costs per mcfe. We believe further operating efficiencies can be achieved through our acquisition of these properties.

     - Consistently Improving our Capitalization. We have made significant progress in improving our balance sheet since the beginning of 2000, increasing common stockholders' equity by $1.0 billion from a combination of earnings, preferred stock exchanges and common equity issued for acquired properties. Our total long-term debt outstanding was $0.96 billion at December 31, 1999 while our proved reserves were 1.2 tcfe, for a debt to proved reserves ratio of $0.80 per mcfe. As of September 30, 2002, this calculation had improved to $0.70 per mcfe as a result of a 95% increase in our estimates of proved reserves to 2.4 tcfe while debt has increased by only 71% to $1.65 billion (pro forma for the pending ONEOK acquisition, this offering, assuming an offering price of $7.50 per share, and a proposed private offering of senior notes). As of December 31, 1999, our debt to total capitalization ratio was 129%. As of September 30, 2002, this ratio was 65% (adjusted for this offering, assuming an offering price of $7.50 per share, and the proposed senior notes offering). We plan to continue making debt reduction per mcfe one of our primary financial goals.

     Based on our view that natural gas has become the fuel of choice to meet growing power demand and increasing environmental concerns, we believe our Mid-Continent focused natural gas development strategy should provide substantial growth opportunities in the years ahead. Although U.S. gas production has declined in each of the past five quarters, we have increased our production in each of those quarters. Our goal is to increase our overall production by 10% to 15% per year, with approximately one-third of this growth projected to be generated through the drillbit and the remainder from acquisitions.

                               COMPANY STRENGTHS

     We believe the following six characteristics distinguish our past performance and future growth potential from other natural gas producers:

     - High-Quality Asset Base. Our producing properties are characterized by long-lived reserves, established production profiles and an emphasis on natural gas. Based upon current production and reserve levels, our proved reserves-to-production ratio, or reserve life, is approximately 11.4 years. We estimate the ONEOK properties have a reserve life of 11.0 years. In each of our operating areas, our properties are concentrated in locations that enable us to establish substantial economies of scale in drilling and production operations and facilitate the application of more effective reservoir management practices. We intend to continue building our Mid-Continent asset base by concentrating both our drilling and acquisition efforts in this region.

     - Low-Cost Producer. Our high-quality asset base has enabled us to achieve a low operating cost structure. During the first nine months of 2002, our cash operating costs per unit of production were $0.78, which consisted of general and administrative expenses of $0.09 per mcfe, production expenses of $0.54 per mcfe and production taxes of $0.15 per mcfe. We believe this is one of the lowest operating cost structures among publicly traded independent oil and natural gas producers. We believe the ONEOK acquisition should lower our cash operating costs because we project these properties will have production expenses of $0.45 per mcfe. In addition, we believe the ONEOK transaction will lower our overall general and administrative expenses because we expect overhead recovery fees from third parties to more than offset any additional general and administrative expenses associated with managing the acquired assets. We currently operate approximately 77% of our proved reserves, or 75% of our proved reserves by value. This large percentage of operational control provides us with a high degree of operating flexibility and cost control. The ONEOK transaction will add 494 additional operated wells and will increase our ownership in 175 wells we presently operate.

     - Successful Acquisition Program. Our experienced asset acquisition team stays focused on adding to our attractive resource base in the Mid-Continent region. This area is characterized by long-lived natural gas reserves, low lifting costs, multiple geological targets that provide substantial drilling potential, favorable basis differentials to benchmark commodity prices, a well-developed oil and gas transportation infrastructure and considerable potential for further consolidation of assets. Since 1998 and following the completion of the ONEOK acquisition, we will have completed $2.2 billion in acquisitions at an average cost of $1.07 per mcfe of proved reserves. We believe we are well-positioned to continue this consolidation as a result of our large existing asset base, our corporate presence in Oklahoma, our knowledge and expertise in the Mid-Continent and current trends in the industry. The ONEOK acquisition is an example of the application of our acquisition strategy. The ONEOK properties have a large percentage of proved developed gas reserves with low operating costs, significant operating and undeveloped drilling upside and are located in areas where currently we have a substantial operating presence. We plan to pursue acquisitions of properties with similar characteristics in the future.

     - Large Inventory of Drilling Projects. During the past 13 years, we believe we have been one of the ten most active drillers in the United States and the most active driller in the Mid-Continent. We believe we have developed a particular expertise in drilling deep vertical and horizontal wells in challenging reservoir conditions. We actively pursue deep drilling targets because of our view that most undiscovered gas reserves in the Mid-Continent will be found at depths below 12,500 feet. In addition, we believe that our large 3-D seismic inventory, much of which is proprietary to Chesapeake, provides us with an advantage over our competitors, which largely prefer to drill shallower development wells. As a result of our aggressive land acquisition strategies and Oklahoma's favorable forced-pooling regulations, we have been able to accumulate an onshore leasehold position of approximately 1.8 million net acres. In addition, our technical teams have identified over 1,500 exploratory and developmental drillsites, representing more than five years of future drilling opportunities at our current rate of drilling. The ONEOK transaction will add to our existing land inventory approximately 240,000 net acres, on which we have identified more than 100 additional drillsites.

     - Hedging Program. We have historically used and intend to continue using hedging programs to reduce the risks inherent in producing oil and natural gas, commodities that are extremely volatile in price. We believe this volatility is likely to continue and may even accelerate in the years ahead. We believe that a producer can use this volatility to its benefit by taking advantage of prices when they exceed historical norms. Over the past seven quarters, we increased our oil and gas revenues through hedging by $190 million. For the fourth quarter 2002, we will increase our oil and gas revenues by approximately $12 million. We currently have gas hedging positions covering 30.9 bcf for the first quarter 2003 at an average price of $4.10 per mcf. We have no open hedges on any gas volumes beyond the first quarter of 2003 and have not hedged any gas volumes associated with the ONEOK acquisition. In addition, we have all of our projected oil production hedged for 2003 at an average NYMEX price of $27.78 per barrel of oil.

     - Entrepreneurial Management. Our management team formed Chesapeake in 1989 with an initial capitalization of $50,000. Through the following years, this management team has guided our company through operational challenges and extremes of oil and gas prices to create one of the ten largest independent natural gas producers in the United States with a current enterprise value of approximately $3.2 billion (pro forma for this equity offering and our proposed senior notes offering). The company's co-founders, Aubrey K. McClendon and Tom L. Ward have been business partners in the oil and gas industry for 19 years and own approximately 10.8 million and 12.3 million of our common shares, respectively. Each of Messrs. McClendon and Ward has indicated his interest to purchase $1.0 million of common stock in this offering at the price offered to the public.

                              RECENT DEVELOPMENTS

     - ONEOK Acquisition. On November 25, 2002, we entered into an agreement to acquire all of the capital stock of ONEOK Resources Company, a wholly owned subsidiary of ONEOK, Inc., for $300 million in cash. We estimate the acquired properties contain approximately 200 bcfe of proved reserves and 60 bcfe of probable and possible reserves. We believe we are acquiring a high-quality asset base from ONEOK, distinguished by proved reserves that are 94% gas and 88% proved developed. We believe these properties provide substantial opportunities for additional drilling and improvement of operational efficiencies. The ONEOK properties compliment our existing Mid-Continent assets, with 87% of ONEOK's proved reserves located in townships where we presently own properties. We intend to use the net proceeds from this offering, together with the net proceeds from the proposed senior notes offering or borrowings under our revolving bank credit facility, to effect the pending ONEOK acquisition. See "Use of Proceeds."

       ONEOK, Inc. is Oklahoma's largest utility and one of the Mid-Continent's largest mid-stream gas processors and gas marketers. ONEOK is selling approximately two-thirds of its exploration and production assets through the sale of the stock of ONEOK Resources. ONEOK will retain its interests in three fields in Oklahoma, Mocane-Laverne, Cement and Chitwood, where both ONEOK and Chesapeake will continue to own interests. The completion of the transaction is subject to the satisfaction of customary closing conditions and is scheduled to close on January 31, 2003.

     - Proposed Senior Notes Offering. On December 4, 2002, we announced our intention to privately place $150 million principal amount of a new issue of senior notes due 2014. Our board has authorized the issuance of up to $250 million of new senior notes. There is no assurance our proposed senior notes offering will be completed or completed for the amount contemplated.

                                     THE OFFERING

Common stock offered by Chesapeake...........   20,000,000 shares
Common stock outstanding after this             186,866,589 shares
  offering...................................
Use of proceeds..............................   We intend to use the net proceeds from this
                                                offering, together with the net proceeds from
                                                the proposed senior notes offering or
                                                borrowings under our revolving bank credit
                                                facility, to effect the pending ONEOK
                                                acquisition. Prior to this application of
                                                proceeds, we will use the net proceeds to
                                                reduce amounts outstanding under our
                                                revolving bank credit facility and hold any
                                                remaining net proceeds as cash. If we are
                                                unable to complete the ONEOK acquisition, the
                                                net proceeds from this offering will be used
                                                for general corporate purposes, including the
                                                repayment of amounts outstanding under our
                                                revolving bank credit facility and other
                                                possible future acquisitions. See "Use of
                                                Proceeds."
New York Stock Exchange symbol...............   CHK

     The number of shares of our common stock shown above to be outstanding after this offering is based on the number of shares outstanding as of December 5, 2002, and excludes:

     - 4,792,529 shares of treasury stock;

     - 24,848,433 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $4.37 per share; and

     - 7,609,776 shares of common stock reserved for additional grants under our stock option plans.

     Unless we indicate otherwise, the share information in this prospectus supplement assumes the underwriters' option to cover over-allotments is not exercised. See "Underwriting."

                               ------------------

                                  RISK FACTORS

     You should carefully consider all of the information in this prospectus supplement. In particular, you should evaluate the specific risk factors set forth in the section entitled "Supplemental Risk Factors" in this prospectus supplement and the section entitled "Risk Factors" in the accompanying prospectus for a discussion of risks relating to an investment in our common stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth summary consolidated financial data as of and for each of the three years ended December 31, 1999, 2000 and 2001 and the nine months ended September 30, 2001 and 2002. These data were derived from our audited consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference herein, and from our unaudited consolidated financial statements included in our quarterly report on Form 10-Q for the quarterly period ended September 30, 2002, which is incorporated by reference herein. The financial data below should be read together with, and are qualified in their entirety by reference to, our historical consolidated financial statements and the accompanying notes and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are set forth in our annual report on Form 10-K and in our quarterly report on Form 10-Q.

                                                                            NINE MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                         -------------------------------   -------------------
                                           1999       2000        2001       2001       2002
                                         --------   ---------   --------   --------   --------
                                                                               (UNAUDITED)
                                          ($ IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Oil and gas sales....................  $280,445   $ 470,170   $735,529   $574,190   $456,992
  Risk management income (loss)........        --          --     84,789     94,715    (86,995)
  Oil and gas marketing sales..........    74,501     157,782    148,733    123,071    112,334
                                         --------   ---------   --------   --------   --------
     Total revenues....................   354,946     627,952    969,051    791,976    482,331
                                         --------   ---------   --------   --------   --------
Operating costs:
  Production expenses..................    46,298      50,085     75,374     55,933     71,252
  Production taxes.....................    13,264      24,840     33,010     31,349     19,934
  General and administrative...........    13,477      13,177     14,449     10,114     11,930
  Oil and gas marketing expenses.......    71,533     152,309    144,373    119,337    108,836
  Oil and gas depreciation, depletion
     and amortization..................    95,044     101,291    172,902    124,904    157,731
  Depreciation and amortization of
     other assets......................     7,810       7,481      8,663      5,954     10,489
                                         --------   ---------   --------   --------   --------
     Total operating costs.............   247,426     349,183    448,771    347,591    380,172
                                         --------   ---------   --------   --------   --------
Income from operations.................   107,520     278,769    520,280    444,385    102,159
                                         --------   ---------   --------   --------   --------
Other income (expense):
  Interest and other income............     8,562       3,649      2,877      1,384      7,343
  Interest expense.....................   (81,052)    (86,256)   (98,321)   (72,977)   (79,966)
  Impairments of investments in
     securities........................        --          --    (10,079)        --     (4,770)
  Loss on repurchases of debt..........        --          --         --         --     (1,353)
  Gain on sale of Canadian
     subsidiary........................        --          --     27,000         --         --
  Gothic standby credit facility
     costs.............................        --          --     (3,392)    (3,392)        --
                                         --------   ---------   --------   --------   --------
     Total other income (expense)......   (72,490)    (82,607)   (81,915)   (74,985)   (78,746)
                                         --------   ---------   --------   --------   --------
Income before income taxes and
  extraordinary item...................    35,030     196,162    438,365    369,400     23,413
Provision (benefit) for income taxes...     1,764    (259,408)   174,959    148,619      9,366
                                         --------   ---------   --------   --------   --------
Income before extraordinary item.......    33,266     455,570    263,406    220,781     14,047

                                                                            NINE MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                         -------------------------------   -------------------
                                           1999       2000        2001       2001       2002
                                         --------   ---------   --------   --------   --------
                                                                               (UNAUDITED)
                                          ($ IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
Extraordinary item:
  Loss on early extinguishment of debt,
     net of applicable income taxes....        --          --    (46,000)   (46,000)        --
                                         --------   ---------   --------   --------   --------
Net income.............................    33,266     455,570    217,406    174,781     14,047
Preferred stock dividends..............   (16,711)     (8,484)    (2,050)      (728)    (7,588)
Gain on redemption of preferred
  stock................................        --       6,574         --         --         --
                                         --------   ---------   --------   --------   --------
Net income available to common
  shareholders.........................  $ 16,555   $ 453,660   $215,356   $174,053   $  6,459
                                         ========   =========   ========   ========   ========
Earnings per common share -- basic:
Income before extraordinary item.......  $   0.17   $    3.52   $   1.61   $   1.36   $   0.04
Extraordinary item.....................        --          --      (0.28)     (0.28)        --
                                         --------   ---------   --------   --------   --------
Net income.............................  $   0.17   $    3.52   $   1.33   $   1.08   $   0.04
                                         ========   =========   ========   ========   ========
Earnings per common share -- assuming
  dilution:
Income before extraordinary item.......  $   0.16   $    3.01   $   1.51   $   1.29   $   0.04
Extraordinary item.....................        --          --      (0.26)     (0.27)        --
                                         --------   ---------   --------   --------   --------
Net income.............................  $   0.16   $    3.01   $   1.25   $   1.02   $   0.04
                                         ========   =========   ========   ========   ========

                                                                            NINE MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                          ------------------------------   -------------------
                                            1999       2000       2001       2001       2002
                                          --------   --------   --------   --------   --------
                                                                               (UNAUDITED)
                                           ($ IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
OTHER FINANCIAL DATA:
Cash provided by operating activities
  before changes in working capital.....  $138,727   $305,804   $518,563   $407,184   $284,299
Cash provided by operating activities...   145,022    314,640    553,737    440,956    353,658
Cash used in investing activities.......   153,908    325,229    670,105    454,163    617,183
Cash provided by (used in) financing
  activities............................    13,102    (27,740)   234,507     30,794    171,309
EBITDA(1)...............................   218,936    391,190    619,933    481,912    363,364
EBITDA (excluding unrestricted
  subsidiary)(2)........................   212,800    385,785    616,411    480,093    360,718
Ratio of earnings to fixed charges(3)...      1.4x       3.1x       5.1x       5.6x       1.2x
Ratio of EBITDA to interest expense.....      2.7x       4.5x       6.3x       6.6x       4.5x
Ratio of EBITDA to interest expense
  (excluding unrestricted
  subsidiary)(4)........................      2.6x       4.5x       6.3x       6.6x       4.5x
Ratio of EBITDA to interest expense and
  preferred stock dividends.............      2.2x       4.1x       6.2x       6.5x       4.2x
Ratio of EBITDA to interest expense and
  preferred stock dividends (excluding
  unrestricted subsidiary)(4)...........      2.2x       4.1x       6.1x       6.5x       4.1x

                                                                       AS OF SEPTEMBER 30, 2002 (UNAUDITED)
                                                                    ------------------------------------------
                                                                                                PRO FORMA AS
                                                                                  PRO FORMA     ADJUSTED FOR
                                      AS OF DECEMBER 31,                         AS ADJUSTED      STOCK AND
                              -----------------------------------                 FOR STOCK     SENIOR NOTES
                                1999         2000         2001      HISTORICAL   OFFERING(5)   OFFERINGS(5)(6)
                              ---------   ----------   ----------   ----------   -----------   ---------------
                                                              ($ IN THOUSANDS)
BALANCE SHEET DATA:
Total assets................  $ 850,533   $1,440,426   $2,286,768   $2,544,633   $2,692,424      $2,842,424
Long-term debt, net of
  current maturities and
  discounts.................    964,097      944,845    1,329,453    1,494,180    1,500,609       1,650,609
Stockholders' equity
  (deficit).................   (217,544)     313,232      767,407      734,787      876,644         876,644

---------------

(1) We define EBITDA as net income (loss) before risk management income or loss, interest expense, income taxes, depreciation, depletion and amortization, impairments of oil and gas properties and other assets, Gothic standby credit facility costs, gain on sale of Canadian subsidiary, and extraordinary items. EBITDA provides additional information as to our ability to meet our fixed charges, including interest on our debt, and is presented solely as a supplemental measure. EBITDA should not be considered as an alternative to net income, income before income taxes, cash flows from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles. Our EBITDA may not be comparable to EBITDA of other entities because other entities may not calculate EBITDA in the same manner as we do.

(2) Excludes EBITDA of Chesapeake Energy Marketing, Inc. for all periods presented and of Carmen Acquisition Corp. for the six months ended June 30, 2001, as each was designated as an "unrestricted subsidiary" under the indentures governing our senior notes for the purpose of the financial covenants contained therein during such periods.

(3) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as net income before income taxes, extraordinary items, amortization of capitalized interest and fixed charges, less capitalized interest. Fixed charges consist of interest (whether expensed or capitalized), and amortization of debt expenses and discount or premium relating to any indebtedness.

(4) Excludes EBITDA, interest expense and preferred dividends of our "unrestricted subsidiary," as described in note (2) above.

(5) Adjusts historical data for this offering (assuming an offering price of $7.50 per share) and is pro forma for our issuance of an additional $50 million of our 9% Senior Notes due 2012 in November 2002, and the application of the net proceeds from each offering, as described under "Use of Proceeds" and "Capitalization."

(6) Further adjusts for a proposed private offering of $150 million of senior notes that we expect to complete in December 2002. There is no assurance that our proposed senior notes offering will be completed or completed for the amount contemplated.

                          SUMMARY RESERVE INFORMATION

PRO FORMA PROVED RESERVES

     The following table sets forth our internal estimates at September 30, 2002 of proved reserves and the present value of the proved reserves, discounted at 10% per annum, giving pro forma effect to the pending ONEOK acquisition expected to close in January 2003 (based on NYMEX prices at September 30, 2002 of $30.54 per barrel of oil and $4.09 per mcf of gas):

                                                       GAS       PERCENT OF
                                OIL        GAS      EQUIVALENT     PROVED      PRESENT VALUE
                               (MBBL)    (MMCF)      (MMCFE)      RESERVES    ($ IN THOUSANDS)
                               ------   ---------   ----------   ----------   ----------------
Mid-Continent(1).............  22,640   1,930,213   2,066,057        88%          3,121,990
Gulf Coast...................   3,572     116,809     138,241         6             247,900
Permian Basin................   6,219      68,888     106,206         5             169,626
Williston Basin..............   5,033       5,381      35,581         1              58,592
Other areas..................       7      10,428      10,462        --               4,012
                               ------   ---------   ---------       ---          ----------
     Total...................  37,471   2,131,719   2,356,547       100%          3,602,120
                               ======   =========   =========       ===          ==========

---------------

(1) Includes an estimated 195,714 mmcfe of proved reserves and $278 million of present value of future gross revenue, discounted at 10% per annum, attributable to the pending ONEOK acquisition.

     As of September 30, 2002, our pro forma proved developed reserves as a percentage of our total pro forma proved reserves were 73% (71% before giving pro forma effect to the ONEOK acquisition). Pro forma natural gas reserves accounted for 91% of total pro forma proved reserves at September 30, 2002 (90% before giving pro forma effect to the ONEOK acquisition).

     Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of any estimate. Our September 30, 2002 and ONEOK reserve estimates are based solely on internal company estimates and have not been reviewed by our independent reserve engineers.

     While we expect to close the ONEOK acquisition in January 2003, there can be no assurance that this acquisition will be completed or that our estimate of reserves will prove correct.

PROVED RESERVES AT DECEMBER 31, 2001

     At December 31, 2001, we estimated that our proved reserves were approximately 1.8 tcfe, of which approximately 90% were proved developed and 90% consisted of natural gas. The present value of future gross revenue attributable to these reserves, discounted at 10% per annum, was approximately $1.65 billion at December 31, 2001 (based on weighted average prices at December 31, 2001 of $18.82 per barrel of oil and $2.51 per mcf of gas).

                       SUMMARY PRODUCTION AND SALES DATA

VOLUMES, REVENUE, PRICES AND PRODUCTION COSTS

     The following table sets forth certain information regarding the production volumes, revenue, average prices received and average production costs associated with sales of natural gas and oil for the periods indicated:

                                                                            NINE MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                          ------------------------------   -------------------
                                            1999       2000       2001       2001       2002
                                          --------   --------   --------   --------   --------
NET PRODUCTION:
  Oil (mbbl)............................     4,147      3,068      2,880      2,073      2,525
  Gas (mmcf)............................   108,610    115,771    144,171    107,634    116,826
  Gas equivalent (mmcfe)................   133,492    134,179    161,451    120,072    131,976
OIL AND GAS SALES ($ IN THOUSANDS):
  Oil...................................  $ 66,413   $ 80,953   $ 77,522   $ 58,096   $ 64,193
  Gas...................................   214,032    389,217    658,007    516,094    392,799
                                          --------   --------   --------   --------   --------
     Total oil and gas sales............  $280,445   $470,170   $735,529   $574,190   $456,992
                                          ========   ========   ========   ========   ========
AVERAGE SALES PRICE:
  Oil ($ per bbl).......................  $  16.01   $  26.39   $  26.92   $  28.03      25.42
  Gas ($ per mcf).......................      1.97       3.36       4.56       4.79       3.36
  Gas equivalent ($ per mcfe)...........      2.10       3.50       4.56       4.78       3.46
OIL AND GAS COSTS ($ PER MCFE):
  Production expenses...................  $   0.35   $   0.37   $   0.47   $   0.47   $   0.54
  Production taxes......................      0.10       0.19       0.20       0.26       0.15
  General and administrative............      0.10       0.10       0.09       0.08       0.09
  Depreciation, depletion and
     amortization.......................      0.71       0.75       1.07       1.04       1.20

     Our current production averages approximately 520,000 mcfe per day, and the current production attributable to the ONEOK acquisition averages approximately 47,000 mcfe per day.

                           SUPPLEMENTAL RISK FACTORS

     Investing in our common stock will provide you with an equity ownership in Chesapeake. As one of our stockholders, your shares will be subject to risks inherent in our business. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of your investment may decrease, resulting in a loss. You should carefully consider the following factors as well as other information contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated herein by reference before deciding to invest in our common stock.

  OUR COMMODITY PRICE RISK MANAGEMENT ACTIVITIES MAY REDUCE THE REALIZED PRICES RECEIVED FOR OUR OIL AND GAS SALES.

     In order to manage our exposure to price volatility in marketing our oil and gas, we enter into oil and gas price risk management arrangements for a portion of our expected production. These transactions are limited in life. While intended to reduce the effects of volatile oil and gas prices, commodity price risk management transactions may limit the prices we actually realize and we may experience reductions in oil and gas revenues from our commodity price risk management activities in the future. In addition, our commodity price risk management transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

     - our production is less than expected;

     - there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement; or

     - the counterparties to our contracts fail to perform under the contracts.

     Some of our commodity price risk management arrangements require us to deliver cash collateral or other assurances of performance to the counterparties in the event that our payment obligations with respect to our commodity price risk management transactions exceed certain levels. As of September 30, 2002, we were required to post $24.5 million of collateral with two of our counterparties through letters of credit issued under our bank credit facility. Future collateral requirements are uncertain and will depend on arrangements with our counterparties and highly volatile natural gas and oil prices.

  OUR RECENT RESERVE ESTIMATES HAVE NOT BEEN REVIEWED BY INDEPENDENT PETROLEUM ENGINEERS.

     Our estimates of our proved reserves as of September 30, 2002 and our estimates of proved reserves attributed to the proposed ONEOK acquisition, included in this prospectus supplement under the caption "Prospectus Supplement Summary," and certain estimates of our proved reserves and our estimates of proved reserves attributed to the proposed ONEOK acquisition, included in the documents incorporated by reference herein, have not been reviewed or reported on by independent petroleum engineers. These estimates were prepared by our own engineers and professionals using criteria otherwise in compliance with SEC rules. Oil and gas pricing can affect estimates of quantities of proved reserves due to the impact of pricing on ultimate economic recovery. Estimates prepared by independent engineers might be different than our internal estimates.

  FUTURE PRICE DECLINES MAY RESULT IN OUR WRITE-DOWN OF ASSET CARRYING VALUES.

     We utilize the full cost method of accounting for costs related to our oil and gas properties. Under this method, all such costs (productive and nonproductive) are capitalized and amortized on an aggregate basis over the estimated lives of the properties using the units-of-production method. These capitalized costs are subject to a ceiling test, however, which limits such pooled costs to the aggregate of the present value of future net revenues attributable to proved oil and gas reserves discounted at 10% plus the lower of cost or market value of unproved properties. The full cost ceiling is evaluated at the end of each quarter utilizing the prices for oil and gas at that date. A significant decline in oil and gas prices from current levels, or other factors, without other mitigating circumstances, could cause a future write-down of capitalized costs and a non-cash charge against future earnings.

  OUR LEVEL OF INDEBTEDNESS MAY ADVERSELY AFFECT OPERATIONS AND LIMIT OUR GROWTH, AND WE MAY HAVE DIFFICULTY MAKING INTEREST AND PRINCIPAL PAYMENTS ON OUR INDEBTEDNESS AS IT BECOMES DUE.

     As of December 5, 2002, we had long-term indebtedness of approximately $1.6 billion, $69 million of which was bank indebtedness. Our long-term indebtedness represented 67% of our total book capitalization at September 30, 2002. We will continue to be highly leveraged after this offering.

     Our level of indebtedness affects our operations in several ways, including the following:

     - a significant portion of our cash flows must be used to service our indebtedness; for example, for the nine months ended September 30, 2002, interest (including capitalized interest) on our borrowings was $83.6 million and equaled approximately 23% of EBITDA. As a result, our business may not generate sufficient cash flows from operations to enable us to continue to meet our obligations under our indebtedness;

     - a high level of debt increases our vulnerability to general adverse economic and industry conditions;

     - the covenants contained in the agreements governing our outstanding indebtedness limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;

     - our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry; and

     - a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes.

     We may incur additional debt, including significant secured indebtedness, in order to make future acquisitions or to develop our properties. A higher level of indebtedness increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, oil and gas prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flow to pay the interest on our debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets and our performance at the time we need capital.

     In addition, our bank borrowing base is subject to annual redeterminations. We could be forced to repay a portion of our bank borrowings due to redeterminations of our borrowing base. If we are forced to do so, we may not have sufficient funds to make such repayments. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our borrowings or arrange new financing, we may have to sell significant assets. Any such sale could have a material adverse effect on our business and financial results.

  LOWER OIL AND GAS PRICES COULD NEGATIVELY IMPACT OUR ABILITY TO BORROW.

     Our current bank credit facility limits our borrowings to a borrowing base of $250 million as of the date of this prospectus supplement. The borrowing base is determined periodically at the discretion of a majority of the banks and is based in part on oil and gas prices. Additionally, some of our indentures, contain covenants limiting our ability to incur indebtedness in addition to that incurred under our bank credit facility. These indentures limit our ability to incur additional indebtedness unless we meet one of two alternative tests. The first alternative is based on a percentage of our adjusted consolidated net tangible assets, which is determined using discounted future net revenues from proved oil and gas reserves as of the end of each year. As of the date of this prospectus supplement, we cannot incur additional indebtedness under this first alternative of the debt incurrence test. The second alternative is based on the ratio of our adjusted consolidated EBITDA to our adjusted consolidated interest expense over a trailing twelve-month period. As of the date of this prospectus supplement, we are permitted to incur significant additional indebtedness under this second alternative of the debt incurrence test. Lower oil and gas prices in the future could reduce our adjusted consolidated EBITDA, as well as our adjusted consolidated net tangible assets, and thus could reduce our ability to incur additional indebtedness.

  OUR OIL AND GAS MARKETING ACTIVITIES MAY EXPOSE US TO CLAIMS FROM ROYALTY OWNERS.

     In addition to marketing our own oil and gas production, our marketing activities include marketing oil and gas production for working interest owners and royalty owners in the wells that we operate. These activities include the operation of gathering systems and the sale of oil and natural gas under various arrangements. In the past two years, royalty owners have commenced litigation against a number of companies in the oil and gas production business claiming that amounts paid for production attributable to the royalty owners' interest violated the terms of the applicable leases and state law, that deductions from the proceeds of oil and gas production were unauthorized under the applicable leases and that amounts received by upstream sellers should be used to compute the amounts paid to the royalty owners. Some of this litigation was commenced against us and other companies in the oil and gas production business as class action suits including five class action suits filed against Chesapeake. As new cases are decided and the law in this area continues to develop, our liability relating to the marketing of oil and gas may increase.

                           FORWARD LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Forward-looking statements give our current expectations or forecasts of future events. They include statements regarding oil and gas reserve estimates, planned capital expenditures, the drilling of oil and gas wells and future acquisitions, expectations of closing and the impact of the pending ONEOK acquisition and our proposed senior notes offering as described in this prospectus supplement, expected oil and gas production, cash flow and anticipated liquidity, business strategy and other plans and objectives for future operations, expected future expenses and utilization of net operating loss carryforwards. Statements concerning the fair values of derivative contracts and their estimated contribution to our future results of operations are based upon market information as of a specific date. These market prices are subject to significant volatility.

     Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Factors that could cause actual results to differ materially from expected results are described under "Supplemental Risk Factors" beginning on page S-11 of this prospectus supplement and "Risk Factors" beginning on page 2 of the accompanying prospectus. These factors include:

     - the volatility of oil and gas prices;

     - our substantial indebtedness;

     - the cost and availability of drilling and production services;

     - our commodity price risk management activities, including counterparty contract performance risk;

     - uncertainties inherent in estimating quantities of oil and gas reserves, projecting future rates of production and the timing of development expenditures;

     - uncertainties inherent in satisfying closing conditions for the ONEOK acquisition;

     - our ability to replace reserves;

     - the availability of capital, including the reception of our proposed senior notes offering in the high-yield debt markets;

     - uncertainties in evaluating oil and gas reserves of acquired properties and associated potential liabilities;

     - drilling and operating risks;

     - our ability to generate future taxable income sufficient to utilize our federal and state income tax net operating loss (NOL) carryforwards before their expiration;

     - future ownership changes which could result in additional limitations to our NOLs;

     - adverse effects of governmental and environmental regulation;

     - losses possible from pending or future litigation;

     - the strength and financial resources of our competitors; and

     - the loss of officers or key employees.

     We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement or as of the date of the report or document in which they are contained, and we undertake no obligation to update such information. We urge you to carefully review and consider the disclosures made in this prospectus supplement, the accompanying prospectus and our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect our business.

                                USE OF PROCEEDS

     We expect the net proceeds from this offering to be approximately $142.6 million, after deducting underwriters' discounts and the estimated expenses of the offering (assuming an offering price of $7.50 per share). We intend to use the net proceeds from this offering, together with the net proceeds from the proposed senior notes offering or borrowings under our revolving bank credit facility, to effect the pending ONEOK acquisition. Prior to this application of proceeds, we will use the net proceeds to reduce amounts outstanding under our revolving bank credit facility and hold any remaining net proceeds as cash. As of December 5, 2002, we had approximately $69 million outstanding under our revolving bank credit facility. The ONEOK acquisition is subject to satisfaction of customary closing conditions, including receipt of satisfactory title. If we are unable to complete the ONEOK acquisition, the net proceeds from this offering will be used for general corporate purposes, including the repayment of amounts outstanding under our revolving bank credit facility and other possible future acquisitions.

                                 CAPITALIZATION

     The following table shows our capitalization as of September 30, 2002 (i) on a historical basis, (ii) on a pro forma basis, to reflect our issuance in November 2002 of $50 million of our 9% Senior Notes due 2012, and the application of the proceeds from that offering to repurchase other senior notes,
(iii) on a pro forma basis as adjusted to reflect this common stock offering (assuming an offering price of $7.50 per share) and (iv) on a pro forma basis as further adjusted to reflect a proposed $150 million senior notes offering and the application of the anticipated net proceeds to fund a portion of the ONEOK acquisition price. This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes included in our quarterly report on Form 10-Q incorporated by reference herein.

                                                                AS OF SEPTEMBER 30, 2002
                                          ---------------------------------------------------------------------
                                                                                                PRO FORMA AS
                                                         PRO FORMA                              ADJUSTED FOR
                                                       FOR CHANGES IN      PRO FORMA AS          STOCK AND
                                                         LONG-TERM      ADJUSTED FOR STOCK      SENIOR NOTES
                                          HISTORICAL      DEBT(1)          OFFERING(1)       OFFERINGS(1)(2)(3)
                                          ----------   --------------   ------------------   ------------------
                                                                    ($ IN THOUSANDS)
CASH AND CASH EQUIVALENTS...............  $   25,378     $   30,514         $  173,114(4)        $   19,864
                                          ==========     ==========         ==========           ==========
LONG-TERM DEBT:
  Revolving bank credit facility(5).....  $       --     $       --         $       --           $       --
  7.875% senior notes due 2004..........      86,459         42,137             42,137               42,137
  8.375% senior notes due 2008..........     250,000        250,000            250,000              250,000
  8.125% senior notes due 2011..........     800,000        800,000            800,000              800,000
  8.500% senior notes due 2012..........     142,665        142,665            142,665              142,665
  9.000% senior notes due 2012..........     250,000        300,000            300,000              300,000
       % senior notes due 2014(6).......          --             --                 --              150,000
  Discount for interest rate swap and
     swaption(7)........................     (18,505)       (19,379)           (19,379)             (19,379)
  Discount, net of premium, on senior
     notes..............................     (16,439)       (14,814)           (14,814)             (14,814)
                                          ----------     ----------         ----------           ----------
     Total long-term debt...............   1,494,180      1,500,609          1,500,609            1,650,609
                                          ----------     ----------         ----------           ----------
STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value,
  10,000,000 shares authorized;
  2,998,000 shares of 6.75% cumulative
  convertible preferred stock issued and
  outstanding with a liquidation
  preference of $149.9 million..........     149,900        149,900            149,900              149,900
Common stock, $0.01 par value,
  350,000,000 shares authorized;
  171,019,880 shares issued and
  outstanding...........................       1,710          1,710              1,910                1,910
Paid-in capital.........................   1,038,347      1,038,347          1,180,747            1,180,747
Accumulated deficit.....................    (444,089)      (444,832)          (444,832)            (444,832)
Accumulated other comprehensive
  income................................       8,901          8,901              8,901                8,901
Less: treasury stock, at cost; 4,792,529
  shares of common stock................     (19,982)       (19,982)           (19,982)             (19,982)
                                          ----------     ----------         ----------           ----------
     Total stockholders' equity.........     734,787        734,044            876,644              876,644
                                          ----------     ----------         ----------           ----------
     Total capitalization...............  $2,228,967     $2,234,653         $2,377,253           $2,527,253
                                          ==========     ==========         ==========           ==========

---------------

(1) Gives effect to purchases subsequent to September 30, 2002 of $44.3 million in principal amount of our 7.875% Senior Notes due 2004 for total consideration of $46.6 million, including $0.4 million of accrued interest and $1.9 million in redemption premium. We used a portion of the proceeds from our issuance in November 2002 of $50 million of our 9% Senior Notes due 2012 to purchase a portion of our outstanding 7.875% Senior Notes.

(2) Except as described under "Use of Proceeds," we intend to use the net proceeds from this offering and any proceeds from the proposed offering of senior notes to fund portions of our pending ONEOK acquisition.

(3) If we are unable to complete our proposed $150 million senior notes offering, we intend to borrow under our revolving bank credit facility to finance the remainder of the ONEOK acquisition price. As of December 5, 2002, we had approximately $170 million available under our revolving bank credit facility.

(4) Assumes that the net proceeds from this offering are held as cash and not used to pay a portion of the purchase price of the pending ONEOK acquisition.

(5) As of December 5, 2002, $69 million in principal was outstanding on our revolving bank credit facility.

(6) We intend to issue $150 million of senior notes due 2014 in December 2002. Our board of directors has authorized the issuance of up to $250 million of new senior notes. There is no assurance that our proposed senior notes offering will be completed or completed for the amount contemplated.

(7) The discount is subject to change as the fair value of the related derivative changes.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the New York Stock Exchange under the symbol "CHK." The following table sets forth the range of high and low sales prices per share of our common stock for each calendar quarter.

                                                               SALES PRICE
                                                              -------------
                                                              HIGH     LOW
                                                              -----   -----
2000:
  First Quarter.............................................  $3.31   $1.94
  Second Quarter............................................  $8.00   $2.75
  Third Quarter.............................................  $8.25   $5.31
  Fourth Quarter............................................  $10.50  $5.44
2001:
  First Quarter.............................................  $11.06  $7.65
  Second Quarter............................................  $9.45   $6.20
  Third Quarter.............................................  $6.96   $4.50
  Fourth Quarter............................................  $7.59   $5.26
2002:
  First Quarter.............................................  $7.78   $5.05
  Second Quarter............................................  $8.55   $6.81
  Third Quarter.............................................  $7.25   $4.50
  Fourth Quarter (through December 5, 2002).................  $7.55   $5.89

     On December 5, 2002, the closing sale price of our common stock, as reported by the New York Stock Exchange, was $7.04 per share. On that date, there were 1,180 holders of record.

                                DIVIDEND POLICY

     On September 20, 2002, our board of directors declared a $0.03 per share dividend on our common stock which was paid in October 2002. Prior to that dividend, we had not paid a dividend on our common stock since 1998. Although we currently intend to continue paying $0.03 per share quarterly dividends, the payment of future cash dividends will depend upon, among other things, our financial condition, funds from operations, the level of our capital and development expenditures, our future business prospects and any contractual restrictions.

     The indentures governing our 8.125% Senior Notes due 2011, our 8.375% Senior Notes due 2008 and our 9% Senior Notes due 2012 contain restrictions on our ability to declare and pay cash dividends. Under those indentures, we may not pay dividends on our common stock if an event of default has occurred, if we have not met the debt incurrence tests set forth in the indentures or if immediately after giving effect to the dividend payment, we have paid total dividends and made other restricted payments in excess of the permitted amount. The credit agreement governing our revolving bank credit facility also contains restrictions on our ability to declare and pay cash dividends.

                                   MANAGEMENT

     Our officers and directors are as follows:

NAME                                    AGE                      POSITION
----                                    ---                      --------
Aubrey K. McClendon..................   43    Chairman of the Board, Chief Executive Officer
                                              and  Director
Tom L. Ward..........................   43    President, Chief Operating Officer and
                                              Director
Edgar F. Heizer, Jr..................   73    Director
Breene M. Kerr.......................   73    Director
Charles T. Maxwell...................   71    Director
Shannon T. Self......................   46    Director
Frederick B. Whittemore..............   72    Director
Marcus C. Rowland....................   50    Executive Vice President and Chief Financial
                                              Officer
Steven C. Dixon......................   44    Senior Vice President -- Production
J. Mark Lester.......................   49    Senior Vice President -- Exploration
Henry J. Hood........................   42    Senior Vice President -- Land and Legal
Martha A. Burger.....................   49    Treasurer and Senior Vice President -- Human
                                               Resources
Thomas L. Winton.....................   56    Senior Vice President -- Information
                                              Technology and  Chief Information Officer
Douglas J. Jacobson..................   49    Senior Vice President -- Acquisitions and
                                               Divestitures
Thomas S. Price, Jr..................   50    Senior Vice President -- Corporate Development
Michael A. Johnson...................   37    Senior Vice President -- Accounting
James C. Johnson.....................   44    President of Chesapeake Energy Marketing, Inc.
Steven W. Miller.....................   45    Senior Vice President -- Drilling

     Aubrey K. McClendon, age 43, has served as our Chairman of the Board, Chief Executive Officer and a director since co-founding Chesapeake in 1989. From 1982 to 1989, Mr. McClendon was an independent producer of oil and gas in affiliation with Tom L. Ward, our President and Chief Operating Officer. Mr. McClendon is a member of the Board of Visitors of the Fuqua School of Business at Duke University. Mr. McClendon graduated from Duke University in 1981.

     Tom L. Ward, age 43, has served as our President, Chief Operating Officer and a director since co-founding Chesapeake in 1989. From 1982 to 1989, Mr. Ward was an independent producer of oil and gas in affiliation with Aubrey K. McClendon, our Chairman and Chief Executive Officer. Mr. Ward is a member of the Board of Trustees of Anderson University in Anderson, Indiana. Mr. Ward graduated from the University of Oklahoma in 1981.

     Edgar F. Heizer, Jr., age 73, has been a member of our board of directors since 1993. From 1985 to the present, Mr. Heizer has been a private venture capitalist. He founded Heizer Corporation, a publicly traded business development company, in 1969 and served as Chairman and Chief Executive Officer from 1969 until 1986, when Heizer Corporation was reorganized into a number of public and private companies. Mr. Heizer was Assistant Treasurer of the Allstate Insurance Company from 1962 to 1969 in charge of Allstate's venture capital operations. He was employed by Booz, Allen and Hamilton from 1958 to 1962, Kidder, Peabody & Co. from 1956 to 1958, and Arthur Andersen & Co. from 1954 to 1956. He serves on the advisory board of the Kellogg School of Management at Northwestern University. Mr. Heizer is a director of Material Science Corporation, a New York Stock Exchange listed company in Elk Grove, Illinois, Needham & Company, Inc. and several private companies. Mr. Heizer graduated from Northwestern University in 1951 and from Yale University Law School in 1954.

     Breene M. Kerr, age 73, has been a member of our board of directors since 1993. He is President of Brookside Company, Easton, Maryland. In 1969, Mr. Kerr founded Kerr Consolidated, Inc., which was sold in 1996. In 1969, Mr. Kerr co-founded the Resource Analysis and Management Group and remained its senior partner until 1982. From 1967 to 1969, he was Vice President of Kerr-McGee Chemical Corporation. From 1951 through 1967, Mr. Kerr worked for Kerr-McGee Corporation as a geologist and land manager. Mr. Kerr has served as chairman of the Investment Committee for the Massachusetts Institute of Technology and is a life member of the Corporation (Board of Trustees) of that university. He served as a director of Kerr-McGee Corporation from 1957 to 1981. Mr. Kerr currently is a trustee of the Brookings Institution in Washington, D.C., and has been an associate director since 1987 of Aven Gas & Oil, Inc., an oil and gas property management company located in Oklahoma City. Mr. Kerr graduated from the Massachusetts Institute of Technology in 1951.

     Charles T. Maxwell, age 71, has been a member of our board of directors since September 2002. From 1999 to the present, Mr. Maxwell has been the Senior Energy Analyst at Weeden & Co., an institutional research and brokerage firm located in Greenwich, Connecticut. Entering the oil and natural gas industry in 1957, Mr. Maxwell worked for Mobil Oil Corporation for twelve years in the U.S., Europe, the Middle East and Africa. In 1968 Mr. Maxwell joined C. J. Lawrence, an institutional research and brokerage firm, as an oil analyst and was ranked by Institutional Investor magazine as No. 1 in his field in 1972, 1974, 1977, and 1981-1986. He rose to the position of Managing Director of C. J. Lawrence/ Morgan Grenfell and retired from the firm in 1997, several years after it was acquired by Deutsche Bank. In addition, for the last 18 years he has been an active member of an Oxford-based organization comprised of OPEC officials and oil industry executives from 30 countries who meet twice each year to discuss trends in the energy industry. Mr. Maxwell graduated from Princeton University in 1953 and Oxford University in 1957.

     Shannon T. Self, age 46, has been a member of our board of directors since 1993. He is a shareholder in the law firm of Commercial Law Group, P.C., formerly Self, Giddens & Lees, Inc., a professional corporation in Oklahoma City which he co-founded. Mr. Self was an associate and shareholder in the law firm of Hastie and Kirschner, Oklahoma City, from 1984 to 1991 and was employed by Arthur Young & Co. from 1979 to 1980. Mr. Self is a member of the Law Board of Northwestern University School of Law and a director of Piedra Capital, Ltd., a money management firm in Houston, Texas. Mr. Self is a Certified Public Accountant. He graduated from the University of Oklahoma in 1979 and from Northwestern University Law School in 1984.

     Frederick B. Whittemore, age 72, has been a member of our board of directors since 1993. Mr. Whittemore has been an advisory director of Morgan Stanley Dean Witter & Co. since 1989 and was a managing director or partner of the predecessor firms of Morgan Stanley Dean Witter & Co. from 1967 to 1989. He was Vice-Chairman of the American Stock Exchange from 1982 to 1984. Mr. Whittemore is a director of Partner Reinsurance Company, Bermuda; Maxcor Financial Group Inc., New York; SunLife of New York, New York; KOS Pharmaceuticals, Inc., Miami, Florida; and Southern Pacific Petroleum, Australia, NL. Mr. Whittemore graduated from Dartmouth College in 1953 and from the Amos Tuck School of Business Administration in 1954.

     Marcus C. Rowland, age 50, was appointed as our Executive Vice President in 1998 and has been our Chief Financial Officer since 1993. He served as our Senior Vice President from 1997 to 1998 and as our Vice President -- Finance from 1993 until 1997. From 1990 until his association with Chesapeake, Mr. Rowland was Chief Operating Officer of Anglo-Suisse, L.P. assigned to the White Nights Russian Enterprise, a joint venture of Anglo-Suisse, L.P. and Phibro Energy Corporation, a major foreign operation which was granted the right to engage in oil and gas operations in Russia. Prior to his association with White Nights Russian Enterprise, Mr. Rowland owned and managed his own oil and gas company and prior to that was Chief Financial Officer of a private exploration company in Oklahoma City from 1981 to 1985. Mr. Rowland is a Certified Public Accountant. He graduated from Wichita State University in 1975.

     Steven C. Dixon, age 44, has been our Senior Vice President -- Production since 1995 and served as our Vice President -- Exploration from 1991 to 1995. Mr. Dixon was a self-employed geological consultant in Wichita, Kansas from 1983 through 1990. He was employed by Beren Corporation in Wichita, Kansas from 1980 to 1983 as a geologist. Mr. Dixon graduated from the University of Kansas in 1980.

     J. Mark Lester, age 49, has been our Senior Vice President -- Exploration since 1995 and served as our Vice President -- Exploration from 1989 to 1995. From 1986 to 1989, Mr. Lester was self-employed and acted as a consultant to Messrs. McClendon and Ward. He was employed by various independent oil companies in Oklahoma City from 1980 to 1986, and was employed by Union Oil Company of California from 1977 to 1980 as a geophysicist. Mr. Lester graduated from Purdue University in 1975 with a B.S. in Engineering Geology and in 1977 with an M.S. in Geophysics.

     Henry J. Hood, age 42, was appointed as our Senior Vice President -- Land and Legal in 1997 and served as our Vice President -- Land and Legal from 1995 to 1997. We retained Mr. Hood as a consultant during the two years prior to his joining Chesapeake, and he was associated with the law firm of White, Coffey, Galt & Fite from 1992 to 1995. Mr. Hood was associated with or a partner of the law firm of Watson & McKenzie from 1987 to 1992. Mr. Hood is a member of the Oklahoma and Texas Bar Associations. Mr. Hood graduated from Duke University in 1982 and from the University of Oklahoma College of Law in 1985.

     Martha A. Burger, age 49, has served as our Treasurer since 1995 and as our Senior Vice President -- Human Resources since March 2000. She was our Vice President -- Human Resources from 1998 until 2000, our Human Resources Manager from 1996 to 1998 and our Corporate Secretary from November 1999 until 2000. From 1994 to 1995, she served in various accounting positions with Chesapeake including Assistant Controller -- Operations. From 1989 to 1993, Ms. Burger was employed by Hadson Corporation as Assistant Treasurer and from 1993 to 1994 served as Vice President and Controller of Hadson Corporation. Prior to joining Hadson Corporation, Ms. Burger was employed by The Phoenix Resource Companies, Inc. as Assistant Treasurer and by Arthur Andersen & Co. Ms. Burger is a Certified Public Accountant. She graduated from the University of Central Oklahoma in 1982 and from Oklahoma City University in 1992.

     Thomas L. Winton, age 56, has served as our Senior Vice
President -- Information Technology and Chief Information Officer since 1998. From 1985 until his association with Chesapeake, Mr. Winton served as the Director, Information Services Department, at Union Pacific Resources Company. Prior to that period Mr. Winton held the positions of Regional
Manager -- Information Services from 1984 until 1985 and Manager -- Technical Applications Planning and Development from 1980 until 1984 with UPRC. Mr. Winton also served as an analyst and supervisor in the Operations Research Division, Conoco Inc., from 1973 until 1980. Mr. Winton graduated from Oklahoma Christian University in 1969, Creighton University in 1973 and the University of Houston in 1980. Mr. Winton also completed the Tuck Executive Program, Amos Tuck School of Business, Dartmouth College in 1987.

     Douglas J. Jacobson, age 49, has served as our Senior Vice
President -- Acquisitions and Divestitures since 1999. Prior to joining Chesapeake, Mr. Jacobson was employed by Samson Investment Company from 1980 until 1999, where he served as Senior Vice President -- Project Development and Marketing from 1996 until 1999. Prior to joining Samson, Mr. Jacobson was employed by Peat, Marwick, Mitchell & Co. Mr. Jacobson has served on various Oklahoma legislative commissions which have addressed issues in the oil and gas industry, including the Commission of Oil and Gas Production Practices and the Natural Gas Policy Commission. Mr. Jacobson is a Certified Public Accountant. He graduated from John Brown University in 1976 and from the University of Arkansas in 1977.

     Thomas S. Price, Jr., age 50, has served as our Senior Vice
President -- Corporate Development since March 2000. Mr. Price previously served as our Vice President -- Corporate Development from 1992 to 2000 and was a consultant to Chesapeake during the prior two years. He was employed by Kerr-McGee Corporation, Oklahoma City, from 1988 to 1990 and by Flag-Redfern Oil Company from 1984 to 1988. Mr. Price is Vice Chairman of the Mid-Continent Oil and Gas Association and a member of the Petroleum Investor Relations Association and the National Investor Relations Institute. Mr. Price graduated from the University of Central Oklahoma in 1983, from the University of Oklahoma in 1989 and from the American Graduate School of International Management in 1992.

     Michael A. Johnson, age 37, has served as our Senior Vice
President -- Accounting, Controller and Chief Accounting Officer since March 2000. He served as our Vice President of Accounting and Financial Reporting from 1998 to 2000 and as our Assistant Controller from 1993 to 1998. From 1991 to 1993, Mr. Johnson served as Project Manager for Phibro Energy Production, Inc., a Russian joint venture. From 1987 to 1991 he served as audit manager for Arthur Andersen & Co. Mr. Johnson is a Certified Public Accountant. He graduated from the University of Texas at Austin in 1987.

     James C. Johnson, age 44, has served as President of Chesapeake Energy Marketing, Inc., a wholly-owned subsidiary of ours, since 2000. He previously served as Vice President -- Contract Administration from 1997 to 2000 and as our Manager -- Contract Administration from 1996 to 1997. From 1980 to 1996, Mr. Johnson held various gas marketing and land positions with Enogex, Inc., Delhi Gas Pipeline Corporation, TXO Production Corp. and Gulf Oil Corporation. Mr. Johnson is a member of the Natural Gas Association of Oklahoma and graduated from the University of Oklahoma in 1980.

     Steven W. Miller, age 45, has served as our Senior Vice
President -- Drilling after serving as our Vice President -- Drilling since 1996 and served as our District Manager -- College Station District from 1994 to 1996. Mr. Miller held various engineering positions in the oil and gas industry from 1980 to 1993. Mr. Miller is a registered Professional Engineer in Texas, is a member of the Society of Petroleum Engineers and graduated from Texas A & M University in 1980.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated                , 2002, we have agreed to sell to the
underwriters named below, for whom Credit Suisse First Boston Corporation, Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                                NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ----------
Credit Suisse First Boston Corporation......................
Morgan Stanley & Co. Incorporated...........................
Salomon Smith Barney Inc. ..................................
Bear, Stearns & Co. Inc. ...................................
Lehman Brothers Inc. .......................................
Johnson Rice & Company L.L.C. ..............................
                                                              ----------
     Total..................................................  20,000,000
                                                              ==========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 3,000,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to
selling group members at that price less a selling concession of $     per
share. The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses we will pay:

                                           PER SHARE                           TOTAL
                                -------------------------------   -------------------------------
                                   WITHOUT            WITH           WITHOUT            WITH
                                OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                --------------   --------------   --------------   --------------
Underwriting Discounts and
  Commissions paid by us......      $                $                $                $
Expenses payable by us........      $                $                $                $

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of each of Credit Suisse First Boston Corporation, Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. for a period of 90 days after the date of this prospectus supplement.

     Our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of each of Credit Suisse First Boston Corporation, Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. for a period of 90 days after the date of this prospectus supplement.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

     The shares of common stock are expected to be approved for listing on The New York Stock Exchange subject to official notice of issuance, under the symbol "CHK".

     In the ordinary course of business, certain of the underwriters and their affiliates have provided and may in the future provide financial advisory, investment banking and general financing and banking services for us and our affiliates for customary fees. Affiliates of Credit Suisse First Boston Corporation and Bear, Stearns & Co. Inc. are lenders under our revolving bank credit facility and may receive a portion of the net proceeds from this offering in the event the ONEOK acquisition is not consummated and to the extent we elect to repay outstanding amounts under our revolving bank credit facility. Frederick
B. Whittemore, a member of our board of directors, is an advisory director of Morgan Stanley Dean Witter & Co., an affiliate of Morgan Stanley & Co. Incorporated.

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada will be made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION -- ONTARIO PURCHASERS ONLY

     Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

     All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the issuance of the common stock offered by this prospectus supplement will be passed upon for us by Commercial Law Group, P.C. Certain other legal matters will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. The underwriters will be represented by Cravath, Swaine & Moore, New York, New York. Vinson & Elkins L.L.P. and Cravath, Swaine & Moore will rely upon Commercial Law Group, P.C. as to all matters of Oklahoma law. Shannon T. Self, a shareholder in Commercial Law Group, P.C., is a director of Chesapeake, and he beneficially owns 49,326 shares of our common stock.

                                    EXPERTS

     The consolidated financial statements of Chesapeake Energy Corporation, incorporated in this prospectus supplement by reference to Chesapeake's annual report on Form 10-K for the year ended December 31, 2001, and the consolidated financial statements of Gothic Energy Corporation, incorporated in this prospectus supplement by reference to Chesapeake's annual report on Form 10-K/A for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Estimates of the oil and gas reserves of Chesapeake Energy Corporation and related future net cash flows and the present values thereof, included in Chesapeake's annual report on Form 10-K for the year ended December 31, 2001, were based upon reserve reports prepared by Williamson Petroleum Consultants, Inc., Ryder Scott Company, L.P. and Lee Keeling and Associates, Inc., independent petroleum engineers. We have incorporated these estimates in reliance on the authority of each such firm as experts in such matters.

PROSPECTUS

                                  $500,000,000

                         CHESAPEAKE ENERGY CORPORATION

                                Debt Securities
                                  Common Stock

       GUARANTEES OF DEBT SECURITIES OF CHESAPEAKE ENERGY CORPORATION BY:

                             THE AMES COMPANY, INC.
                            CARMEN ACQUISITION CORP.
                       CHESAPEAKE ACQUISITION CORPORATION
                    CHESAPEAKE ENERGY LOUISIANA CORPORATION
                   CHESAPEAKE EXPLORATION LIMITED PARTNERSHIP
                           CHESAPEAKE LOUISIANA, L.P.
                           CHESAPEAKE OPERATING, INC.
                    CHESAPEAKE PANHANDLE LIMITED PARTNERSHIP
                           CHESAPEAKE ROYALTY COMPANY
                           GOTHIC ENERGY CORPORATION
                         GOTHIC PRODUCTION CORPORATION
                           NOMAC DRILLING CORPORATION
                        CHESAPEAKE MOUNTAIN FRONT CORP.
                             SAP ACQUISITION CORP.
                      CHESAPEAKE-STAGHORN ACQUISITION L.P.
                    CHESAPEAKE KNAN ACQUISITION CORPORATION
                             CHESAPEAKE ALPHA CORP.
                             CHESAPEAKE BETA CORP.
                             CHESAPEAKE DELTA CORP.
                             CHESAPEAKE FOCUS CORP.
                             CHESAPEAKE SIGMA, L.P.

     We may from time to time offer and sell common stock and debt securities that will be fully, irrevocably and unconditionally guaranteed by certain of our subsidiaries, The Ames Company, Inc., Carmen Acquisition Corp., Chesapeake Acquisition Corporation, Chesapeake Energy Louisiana Corporation, Chesapeake Exploration Limited Partnership, Chesapeake Louisiana, L.P., Chesapeake Operating, Inc., Chesapeake Panhandle Limited Partnership, Chesapeake Royalty Company, Gothic Energy Corporation, Gothic Production Corporation, Nomac Drilling Corporation, Chesapeake Mountain Front Corp., Sap Acquisition Corp., Chesapeake-Staghorn Acquisition L.P., Chesapeake KNAN Acquisition Corporation, Chesapeake Alpha Corp., Chesapeake Beta Corp., Chesapeake Delta Corp., Chesapeake Focus Corp. and Chesapeake Sigma, L.P.

     This prospectus provides you with a general description of the securities that may be offered. Each time securities are sold, we will provide one or more supplements to this prospectus that will contain additional information about the specific offering and the terms of the securities being offered. The supplements may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any accompanying prospectus supplement before you invest in any of our securities.

     Our common stock is listed for trading on the New York Stock Exchange under the symbol "CHK." Our executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is (405) 848-8000.

     INVESTING IN OUR SECURITIES INVOLVES RISKS. PLEASE READ CAREFULLY THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                   The date of this prospectus is August 1, 2002.

                               ------------------

                               TABLE OF CONTENTS

ABOUT THIS PROSPECTUS.......................................    1
ABOUT CHESAPEAKE ENERGY CORPORATION.........................    1
ABOUT THE SUBSIDIARY GUARANTORS.............................    1
RISK FACTORS................................................    2
WHERE YOU CAN FIND MORE INFORMATION.........................    9
FORWARD LOOKING STATEMENTS..................................    9
USE OF PROCEEDS.............................................   10
RATIOS OF EARNINGS TO FIXED CHARGES.........................   11
DESCRIPTION OF DEBT SECURITIES..............................   11
DESCRIPTION OF CAPITAL STOCK................................   19
PLAN OF DISTRIBUTION........................................   28
LEGAL MATTERS...............................................   29
EXPERTS.....................................................   30

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANY DEALER, SALESMAN OR OTHER PERSON TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT ARE NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE AND ARE NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION IN THAT JURISDICTION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT OR IN ANY DOCUMENT INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THE DOCUMENT CONTAINING THE INFORMATION.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, which we refer to as the "SEC," using a "shelf" registration process. Under this shelf process, we may, over time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $500 million. This prospectus provides you with a general description of the securities we may offer pursuant to this prospectus. Each time we sell securities, we will provide one or more prospectus supplements that will contain specific information about the terms of that offering. This prospectus does not contain all of the information included in the registration statement. For a complete understanding of the offering of securities, you should refer to the registration statement relating to this prospectus, including its exhibits. A prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any accompanying prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

                      ABOUT CHESAPEAKE ENERGY CORPORATION

     We are among the ten largest independent natural gas producers in the United States. We own interests in approximately 8,800 producing oil and gas wells with what we believe to be approximately 1.9 trillion cubic feet of gas equivalent of proved reserves in the United States as of March 31, 2002 (using oil and gas prices of $26.32 per barrel of oil and $3.19 per thousand cubic feet, or mcf, of gas). Approximately 90% of our reserves are natural gas. Our primary operating area is the Mid-Continent region of the United States, which includes Oklahoma, western Arkansas, southwestern Kansas and the Texas Panhandle and in which 85% of our reserves are located. We have smaller operations in the Deep Giddings field in Texas, the Permian Basin region of southeastern New Mexico and the Williston Basin of North Dakota and Montana.

     Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any accompanying prospectus supplement to "Chesapeake," "we," "us" or "our" are to Chesapeake Energy Corporation and its subsidiaries.

                        ABOUT THE SUBSIDIARY GUARANTORS

     The Ames Company, Inc., Carmen Acquisition Corp., Chesapeake Acquisition Corporation, Chesapeake Energy Louisiana Corporation, Chesapeake Exploration Limited Partnership, Chesapeake Louisiana, L.P., Chesapeake Operating, Inc., Chesapeake Panhandle Limited Partnership, Chesapeake Royalty Company, Gothic Energy Corporation, Gothic Production Corporation, Nomac Drilling Corporation, Chesapeake Mountain Front Corp., Sap Acquisition Corp., Chesapeake-Staghorn Acquisition L.P., Chesapeake KNAN Acquisition Corporation, Chesapeake Alpha Corp., Chesapeake Beta Corp., Chesapeake Delta Corp., Chesapeake Focus Corp. and Chesapeake Sigma, L.P. constitute substantially all of our subsidiaries as of the date of this prospectus other than Chesapeake Energy Marketing, Inc. and, unless otherwise indicated in an accompanying prospectus supplement, each will jointly and severally, fully, irrevocably and unconditionally guarantee our payment obligations under any series of debt securities offered by this prospectus. We refer to these subsidiaries guarantors in this prospectus as the "Subsidiary Guarantors." Financial information concerning our Subsidiary Guarantors and non-guarantor subsidiaries will be included in our consolidated financial statements filed as a part of our periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended, to the extent required by the rules and regulations of the SEC.

                                  RISK FACTORS

     Your investment in our securities will involve risks. You should carefully consider, in addition to the other information contained in, or incorporated by reference into, this prospectus and any accompanying prospectus supplement, the risks described below before deciding whether an investment in our securities is appropriate for you.

RISKS RELATED TO OUR BUSINESS

     Oil and gas prices are volatile. A decline in prices could adversely affect our financial results, cash flows, access to capital and ability to grow.

     Our revenues, operating results, profitability, future rate of growth and the carrying value of our oil and gas properties depend primarily upon the prices we receive for our oil and gas. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow from banks is subject to semi-annual redeterminations based on prices specified by our bank group at the time of redetermination. In addition, we may have ceiling test writedowns in the future if prices fall significantly below the prices at December 31, 2001.

     Historically, the markets for oil and gas have been volatile and they are likely to continue to be volatile. Wide fluctuations in oil and gas prices may result from relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and other factors that are beyond our control, including:

     - worldwide and domestic supplies of oil and gas;

     - weather conditions;

     - the level of consumer demand;

     - the price and availability of alternative fuels;

     - risks associated with owning and operating drilling rigs;

     - the availability of pipeline capacity;

     - the price and level of foreign imports;

     - domestic and foreign governmental regulations and taxes;

     - the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

     - political instability or armed conflict in oil-producing regions; and

     - the overall economic environment.

     These factors and the volatility of the energy markets make it extremely difficult to predict future oil and gas price movements with any certainty. Declines in oil and gas prices would not only reduce revenue, but could reduce the amount of oil and gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. Further, oil and gas prices do not necessarily move in tandem. Because approximately 90% of our proved reserves are currently natural gas reserves, we are more affected by movements in natural gas prices.

     Our level of indebtedness may adversely affect operations, and we may have difficulty repaying long-term indebtedness as it matures.

     As of March 31, 2002, we had long-term indebtedness of $1.3 billion, which included no bank indebtedness. Our long-term indebtedness represented 65% of our total book capitalization at March 31, 2002.

     Our level of indebtedness affects our operations in several ways, including the following:

     - a significant portion of our cash flows must be used to service our indebtedness; for example, for the three months ended March 31, 2002, interest (including capitalized interest) on our borrowings was $27.0 million and equaled approximately 24% of EBITDA. As a result, our business may not generate sufficient cash flows from operations to enable us to continue to meet our obligations under our indentures;

     - a high level of debt increases our vulnerability to general adverse economic and industry conditions;

     - the covenants contained in the agreements governing our outstanding indebtedness limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;

     - our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry; and

     - a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes.

     We may incur additional debt, including significant secured indebtedness, in order to make future acquisitions or to develop our properties. A higher level of indebtedness increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, oil and gas prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flow to pay the interest on our debt and future working capital, borrowings or equity financing may not be available to pay or refinance such debt. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets and our performance at the time we need capital.

     In addition, our bank borrowing base is subject to annual redeterminations. We could be forced to repay a portion of our bank borrowings due to redeterminations of our borrowing base. If we are forced to do so, we may not have sufficient funds to make such repayments. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our borrowings or arrange new financing, we may have to sell significant assets. Any such sale could have a material adverse effect on our business and financial results.

     Our industry is extremely competitive.

     The energy industry is extremely competitive. This is especially true with regard to exploration for, and development and production of, new sources of oil and natural gas. As an independent producer of oil and natural gas, we frequently compete against companies that are larger and financially stronger in acquiring properties suitable for exploration, in contracting for drilling equipment and other services and in securing trained personnel.

     Our commodity price risk management activities may reduce the realized prices received for our oil and gas sales.

     In order to manage our exposure to price volatility in marketing our oil and gas, we enter into oil and gas price risk management arrangements for a portion of our expected production. These transactions are limited in life. While intended to reduce the effects of volatile oil and gas prices, commodity price risk management transactions may limit the prices we actually realize and we may experience reductions to oil and gas revenues from our commodity price risk management activities in the future. In addition, our commodity price risk management transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

     - our production is less than expected;

     - there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement; or

     - the counterparties to our contracts fail to perform under the contracts.

     Some of our commodity price risk management arrangements require us to deliver cash collateral or other assurances of performance to the counterparties in the event that our payment obligations with respect to our commodity price risk management transactions exceed certain levels. As of March 31, 2002, we were required to post $20.0 million of collateral. Future collateral requirements are uncertain and will depend on arrangements with our counterparties and highly volatile natural gas and oil prices.

     Estimates of oil and gas reserves are uncertain and inherently imprecise.

     This prospectus and the documents incorporated by reference herein contain estimates of our proved reserves and the estimated future net revenues from our proved reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

     Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves most likely will vary from these estimates. Such variations may be significant and could materially affect the estimated quantities and present value of our proved reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond our control. Our properties may also be susceptible to hydrocarbon drainage from production by operators on adjacent properties.

     At December 31, 2001 approximately 29% by volume of our estimated proved reserves were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The estimates of these reserves include the assumption that we will make significant capital expenditures to develop the reserves, including $224 million in 2002. Although we have prepared estimates of our oil and gas reserves and the costs associated with these reserves in accordance with industry standards, the estimated costs may not be accurate, development may not occur as scheduled and results may not be as estimated.

     You should not assume that the present values referred to in the documents incorporated by reference into this prospectus represent the current market value of our estimated oil and gas reserves. In accordance with SEC requirements, the estimates of our present values are based on prices and costs as of the date of the estimates. The December 31, 2001 present value is based on weighted average wellhead oil and gas prices of $18.82 per barrel of oil and $2.51 per mcf of natural gas. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of an estimate. A change in price of $0.10 per mcf and $1.00 per barrel would result in a change in our December 31, 2001 present value of proved reserves of approximately $82 million and $16 million, respectively.

     Any changes in consumption by oil and gas purchasers or in governmental regulations or taxation will also affect actual future net cash flows.

     The timing of both the production and the expenses from the development and production of oil and gas properties will affect both the timing of actual future net cash flows from our proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with our business or the oil and gas industry in general will affect the accuracy of the 10% discount factor.

     If we do not make significant capital expenditures, we may not be able to replace reserves.

     Our exploration, development and acquisition activities require substantial capital expenditures. Historically, we have funded our capital expenditures through a combination of cash flows from operations, our bank credit facility and debt and equity issuances. Future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of oil and gas, and our success in developing and producing new reserves. If revenue were to decrease as a result of lower oil and gas prices or decreased production, and our access to capital were limited, we would have a reduced ability to replace our reserves. If our cash flow from operations is not sufficient to fund our capital expenditure budget, there can be no assurance that additional bank debt, debt or equity issuances or other methods of financing will be available to meet these requirements.

     If we are not able to replace reserves, we may not be able to sustain production.

     Our future success depends largely upon our ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition, our proved reserves will decline over time. Recovery of such reserves will require significant capital expenditures and successful drilling operations. We cannot assure you that we can successfully find and produce reserves economically in the future. In addition, we may not be able to acquire proved reserves at acceptable costs.

     Acquisitions are subject to the uncertainties of evaluating recoverable reserves and potential liabilities.

     Our recent growth is due in part to acquisitions of exploration and production companies and producing properties. We expect acquisitions will also contribute to our future growth. Successful acquisitions require an assessment of a number of factors, many of which are beyond our control. These factors include recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties, which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well. Even when we inspect a well, we do not always discover structural, subsurface and environmental problems that may exist or arise.

     We are generally not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities. Normally, we acquire interests in properties on an "as is" basis with limited remedies for breaches of representations and warranties. In addition, competition for producing oil and gas properties is intense and many of our competitors have financial and other resources that are substantially greater than those available to us. Therefore, we may not be able to acquire oil and gas properties that contain economically recoverable reserves or be able to complete such acquisitions on acceptable terms.

     Additionally, significant acquisitions can change the nature of our operations and business depending upon the character of the acquired properties, which may have substantially different operating and geological characteristics or be in different geographic locations than our existing properties. While it is our current intention to continue to concentrate on acquiring properties with development and exploration potential located in the Mid-Continent region, there can be no assurance that in the future we will not decide to pursue acquisitions or properties located in other geographic regions. To the extent that such acquired properties are substantially different than our existing properties, our ability to efficiently realize the economic benefits of such transactions may be limited.

     Oil and gas drilling and producing operations are hazardous and expose us to environmental liabilities.

     Oil and gas operations are subject to many risks, including well blowouts, cratering and explosions, pipe failure, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, and other environmental hazards and risks. Our drilling operations involve risks from high pressures and from mechanical difficulties such as stuck pipes, collapsed casings and separated cables. If any of these risks occurs, we could sustain substantial losses as a result of:

     - injury or loss of life;

     - severe damage to or destruction of property, natural resources and equipment;

     - pollution or other environmental damage;

     - clean-up responsibilities;

     - regulatory investigations and penalties; and

     - suspension of operations.

     Our liability for environmental hazards includes those created either by the previous owners of properties that we purchase or lease or by acquired companies prior to the date we acquire them. In accordance with industry practice, we maintain insurance against some, but not all, of the risks described above. We cannot assure you that our insurance will be adequate to cover casualty losses or liabilities. Also, we cannot predict the continued availability of insurance at premium levels that justify its purchase.

     Exploration and development drilling may not result in commercially productive reserves.

     We do not always encounter commercially productive reservoirs through our drilling operations. The new wells we drill or participate in may not be productive and we may not recover all or any portion of our investment in wells we drilled or participate in. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Our efforts will be unprofitable if we drill dry wells or wells that are productive but do not produce enough reserves to return a profit after drilling, operating and other costs. Further, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

     - unexpected drilling conditions;

     - title problems;

     - pressure or irregularities in formations;

     - equipment failures or accidents;

     - adverse weather conditions;

     - compliance with environmental and other governmental requirements; and

     - cost of, or shortages or delays in the availability of, drilling rigs and equipment.

     The loss of key personnel could adversely affect our ability to operate.

     We depend, and will continue to depend in the foreseeable future, on the services of our officers and key employees with extensive experience and expertise in evaluating and analyzing producing oil and gas properties and drilling prospects, maximizing production from oil and gas properties and marketing oil and gas production. Our ability to retain our officers and key employees is important to our continued success and growth. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on our business.

     Lower oil and gas prices could negatively impact our ability to borrow.

     Our current bank credit facility limits our borrowings to a borrowing base, $225 million as of the date of this prospectus. The borrowing base is determined periodically at the discretion of a majority of the banks and is based in part on oil and gas prices. Additionally, some of the indentures under which our outstanding senior notes have been issued contain covenants limiting our ability to incur indebtedness in addition to that incurred under our bank credit facility. These indentures limit our ability to incur additional indebtedness unless we meet one of two alternative tests. The first alternative is based on a percentage of our adjusted consolidated net tangible assets, which is determined using discounted future net revenues from proved oil and gas reserves as of the end of each year. As of the date of this prospectus, we cannot incur additional indebtedness under this first alternative of the debt incurrence test other than the indebtedness we are permitted to incur pursuant to our bank credit facility. The second alternative is based on the ratio of our adjusted consolidated EBITDA to our adjusted consolidated interest expense over a trailing twelve-month period. As of the date of this prospectus, we are permitted to incur significant additional indebtedness under this second alternative of the debt incurrence test. Lower oil and gas prices in the future could reduce our adjusted consolidated EBITDA, as well as our adjusted consolidated net tangible assets, and thus could reduce our ability to incur additional indebtedness.

RISKS RELATED TO OUR COMMON STOCK

     We do not intend to pay, and are restricted in our ability to pay, dividends on our common stock.

     We have not paid cash dividends on our common stock since 1998 and do not intend to pay dividends on our common stock in the foreseeable future. We currently intend to retain any earnings for the future operation and development of our business. Our ability to make dividend payments in the future will depend on our future performance and liquidity. In addition, our credit facility contains restrictions on our ability to pay cash dividends on our capital stock, including our common stock.

     Our certificate of incorporation, bylaws, the Oklahoma General Corporation Act and our shareholder rights agreement contain provisions that could discourage an acquisition or change of control of our company.

     Our shareholder rights agreement and the Oklahoma Business Combination Statute, together with certain provisions of our certificate of incorporation and bylaws, may make it more difficult to effect a change in control of our company, to acquire us or to replace incumbent management. These provisions could potentially deprive our stockholders of opportunities to sell shares of our stock at above-market prices. Please read "Description of Capital
Stock -- Anti-Takeover Provisions."

RISKS RELATED TO DEBT SECURITIES

     If an active trading market does not develop for a series of debt securities sold pursuant to this prospectus, you may be unable to sell any such debt securities or to sell any such debt securities at a price that you deem sufficient.

     Unless otherwise specified in an accompanying prospectus supplement, any debt securities sold pursuant to this prospectus will be new securities for which there currently is no established trading market. We may not list any debt securities sold pursuant to this prospectus on a national securities exchange. While the underwriters of a particular offering of debt securities may advise us that they intend to make a market in those debt securities, the underwriters will not be obligated to do so and may stop their market making at any time. No assurance can be given:

     - that a market for any series of debt securities will develop or continue;

     - as to the liquidity of any market that does develop; or

     - as to your ability to sell any debt securities you may own or the price at which you may be able to sell your debt securities.

     A guarantee of debt securities could be voided if the guarantors fraudulently transferred their guarantees at the time they incurred the indebtedness, which could result in the holders of debt securities being able to rely on only Chesapeake Energy Corporation to satisfy claims.

     Any series of debt securities issued pursuant to this prospectus will be fully, irrevocably and unconditionally guaranteed by the Subsidiary Guarantors. However, under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, such a guarantee can be voided, or claims under a guarantee may be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

     - intended to hinder, delay or defraud any present or future creditor or received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee;

     - was insolvent or rendered insolvent by reason of such incurrence;

     - was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

     - intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

     In addition, any payment by that guarantor under a guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.

     The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

     - the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

     - the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and mature; or

     - it could not pay its debts as they became due.

     Holders of any debt securities sold pursuant to this prospectus will be effectively subordinated to all of our and the Subsidiary Guarantors' secured indebtedness and to all liabilities of our non-guarantor subsidiaries.

     Holders of our secured indebtedness, including the indebtedness under our credit facilities, have claims with respect to our assets constituting collateral for their indebtedness that are prior to the claims of any debt securities sold pursuant to this prospectus. In the event of a default on such debt securities or our bankruptcy, liquidation or reorganization, those assets would be available to satisfy obligations with respect to the indebtedness secured thereby before any payment could be made on debt securities sold pursuant to this prospectus. Accordingly, the secured indebtedness would effectively be senior to such series of debt securities to the extent of the value of the collateral securing the indebtedness. To the extent the value of the collateral is not sufficient to satisfy the secured indebtedness, the holders of that indebtedness would be entitled to share with the holders of the debt securities issued pursuant to this prospectus and the holders of other claims against us with respect to our other assets.

     In addition, the Subsidiary Guarantors do not constitute all of our subsidiaries and any series of debt securities issued and sold pursuant to this prospectus will not be guaranteed by all of our subsidiaries, and our non-guarantor subsidiaries will be permitted to incur additional indebtedness under the indenture. As a result, holders of such debt securities will be effectively subordinated to claims of third party creditors, including holders of indebtedness, and preferred shareholders of these non-guarantor subsidiaries. Claims of those other creditors, including trade creditors, secured creditors, governmental taxing authorities, holders of indebtedness or guarantees issued by the non-guarantor subsidiaries and preferred shareholders of the non-guarantor subsidiaries, will generally have priority as to the assets of the non-guarantor subsidiaries over our claims and equity interests. As a result, holders of our indebtedness, including the holders of the debt securities sold pursuant to this prospectus, will be effectively subordinated to all those claims.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You can also find our SEC filings at the SEC's website at www.sec.gov and on our website at www.chkenergy.com. Information contained on our website is not part of this prospectus.

     In addition, our reports and other information concerning us can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where our common stock is listed.

     The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

     - the description of our common stock contained in our registration statement on Form 8-B (No. 001-13726), including the amendment to such description filed on Form 8-K on August 13, 2001;

     - our annual report on Form 10-K for the fiscal year ended December 31, 2001;

     - our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2002;

     - our current reports on Form 8-K filed on January 22, 2002, February 5, 2002, February 21, 2002, March 12, 2002, March 18, 2002, April 4, 2002,
       April 16, 2002, April 23, 2002, April 30, 2002, June 5, 2002, July 1,
       2002 and July 11, 2002 (excluding any information filed pursuant to Item 9 on any such current report on Form 8-K); and

     - the consolidated financial statements of Gothic Energy Corporation included in our annual report on Form 10-K/A for the fiscal year ended December 31, 2000.

     All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this filing and prior to the termination of this offering (excluding any information filed pursuant to Item 9 on any current report on Form 8-K) shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to Jennifer M. Grigsby, Secretary, Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, by mail, or if by telephone at (405) 848-8000.

                           FORWARD LOOKING STATEMENTS

     This prospectus and the documents incorporated herein by reference include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Forward-looking statements give our current expectations or forecasts of future events. They include statements regarding oil and gas reserve estimates, planned capital expenditures, the drilling of oil and gas wells and future acquisitions, expected oil and gas production, cash flow and anticipated liquidity, business strategy and other plans and objectives for future operations, expected future expenses and utilization of net operating loss carryforwards. Statements concerning the fair values of derivative contracts and their estimated contribution to our future results of operations are based upon market information as of a specific date. These market prices are subject to significant volatility.

     Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Factors that could cause actual results to differ materially from expected results are described under "Risk Factors" beginning on page 2. These factors include:

     - the volatility of oil and gas prices;

     - our substantial indebtedness;

     - the cost and availability of drilling and production services;

     - our commodity price risk management activities, including counterparty contract performance risk;

     - uncertainties inherent in estimating quantities of oil and gas reserves, projecting future rates of production and the timing of development expenditures;

     - our ability to replace reserves;

     - the availability of capital;

     - uncertainties in evaluating oil and gas reserves of acquired properties and associated potential liabilities;

     - drilling and operating risks;

     - our ability to generate future taxable income sufficient to utilize our federal and state income tax net operating loss (NOL) carryforwards before their expiration;

     - future ownership changes which could result in additional limitations to our NOLs;

     - adverse effects of governmental and environmental regulation;

     - losses possible from pending or future litigation;

     - the strength and financial resources of our competitors; and

     - the loss of officers or key employees.

     We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus or as of the date of the report or document in which they are contained, and we undertake no obligation to update such information. We urge you to carefully review and consider the disclosures made in this prospectus and our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect our business.

                                USE OF PROCEEDS

     Except as may otherwise be described in an accompanying prospectus supplement, the net proceeds from the sale of the securities offered pursuant to this prospectus and any accompanying prospectus supplement will be used for general corporate purposes. Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in an accompanying prospectus supplement.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     For purposes of determining the ratio of earnings to fixed charges, earnings are defined as net income (loss) before income taxes, extraordinary items, amortization of capitalized interest and fixed charges, less capitalized interest. Fixed charges consist of interest (whether expensed or capitalized), and amortization of debt expenses and discount or premium relating to any indebtedness.

                                               SIX MONTHS                                THREE MONTHS
                                 YEAR ENDED      ENDED        YEAR ENDED DECEMBER 31,       ENDED
                                  JUNE 30,    DECEMBER 31,   -------------------------    MARCH 31,
                                    1997          1997       1998   1999   2000   2001       2002
                                 ----------   ------------   ----   ----   ----   ----   ------------
Ratio of earnings to fixed
  charges......................      (a)           (b)        (c)   1.4x   3.1x   5.1x        (d)

---------------

(a) Earnings for such year were insufficient to cover fixed charges by approximately $185 million.

(b) Earnings for such six month period were insufficient to cover fixed charges by approximately $32 million.

(c) Earnings for such year were insufficient to cover fixed charges by approximately $915 million.

(d) Earnings for such three month period were insufficient to cover fixed charges by approximately $47 million.

                         DESCRIPTION OF DEBT SECURITIES

     We will issue our debt securities under an indenture, among us, as issuer, The Bank of New York, as Trustee, and the Subsidiary Guarantors. The debt securities will be governed by the provisions of the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939. We, the Trustee and the Subsidiary Guarantors may enter into supplements to the Indenture from time to time.

     This description is a summary of the material provisions of the debt securities and the Indenture. We urge you to read the form of the Indenture filed as an exhibit to the registration statement of which this prospectus is a part because the Indenture, and not this description, govern your rights as a holder of debt securities.

GENERAL

     The Debt Securities.  Any series of debt securities that we issue:

     - will be our general obligations; and

     - will be general obligations of the Subsidiary Guarantors.

     The Indenture does not limit the total amount of debt securities that we may issue. We may issue debt securities under the Indenture from time to time in separate series, up to the aggregate amount authorized for each such series.

     We will prepare a prospectus supplement and either an indenture supplement or a resolution of our board of directors and an accompanying officers' certificate relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

     - the form and title of the debt securities;

     - the total principal amount of the debt securities;

     - the date or dates on which the debt securities may be issued;

     - the portion of the principal amount which will be payable if the maturity of the debt securities is accelerated;

     - any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable;

     - the dates on which the principal and premium, if any, of the debt securities will be payable;

     - the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

     - any optional redemption provisions;

     - any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

     - whether the debt securities are entitled to the benefits of any guarantees by the Subsidiary Guarantors;

     - any changes to or additional Events of Default;

     - any affirmative or negative covenants relating to such series, including, without limitation, financial and other covenants that restrict our and our Restricted Subsidiaries' ability to:

      - incur additional indebtedness;

      - pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated indebtedness;

      - make investments and other restricted payments;

      - create restrictions on the payment of dividends or other amounts to us from our Restricted Subsidiaries;

      - incur liens;

      - engage in transactions with affiliates;

      - sell assets;

      - consolidate, merge or transfer assets; and

      - designate a Restricted Subsidiary as an Unrestricted Subsidiary; and

     - any other terms of the debt securities.

     This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.

     The prospectus supplement will also describe any material United States federal income tax consequences or other special considerations regarding the applicable series of debt securities, including those relating to:

     - debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula, including changes in prices of particular securities, currencies or commodities;

     - debt securities with respect to which principal, premium or interest is payable in a foreign or composite currency;

     - debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates; and

     - variable rate debt securities that are exchangeable for fixed rate debt securities.

     At our option, we may make interest payments by check mailed to the registered holders of debt securities or, if so stated in the applicable prospectus supplement, at the option of a holder by wire transfer to an account designated by the holder.

     Unless otherwise provided in the applicable prospectus supplement, fully registered securities may be transferred or exchanged at the office of the Trustee at which its corporate trust business is principally administered in the United States, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any applicable tax or governmental charge.

     Any funds we pay to a paying agent for the payment of amounts due on any debt securities that remain unclaimed for two years will be returned to us, and the holders of the debt securities must look only to us for payment after that time.

     The Subsidiary Guarantees. The Subsidiary Guarantors, which currently constitute all of our subsidiaries other than Chesapeake Energy Marketing, Inc., will fully and unconditionally guarantee, on a joint and several basis, our obligations to pay principal of, premium, if any, and interest on any series of debt securities. Each entity that becomes a Restricted Subsidiary after the date of original issuance of any series of debt securities will guarantee the payment of such series.

     Unless otherwise indicated in an accompanying prospectus supplement, "Restricted Subsidiary" means any subsidiary of our company other than an Unrestricted Subsidiary. Unless otherwise indicated in an accompanying prospectus supplement relating to a particular series of debt securities, our board of directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary.

     Unless otherwise indicated in an accompanying prospectus supplement, "Unrestricted Subsidiary" means:

          (a) Chesapeake Energy Marketing, Inc. until it is designated as a Restricted Subsidiary;

          (b) any subsidiary of an Unrestricted Subsidiary; and

          (c) any subsidiary of our company or of a Restricted Subsidiary that is designated as an Unrestricted Subsidiary by a resolution adopted by our board of directors.

     The obligations of each Subsidiary Guarantor under its guarantee will be limited as necessary to prevent that guarantee from constituting a fraudulent conveyance or fraudulent transfer under federal, state or foreign law. Each Subsidiary Guarantor that makes a payment or distribution under a guarantee shall be entitled to a contribution from each other Subsidiary Guarantor in a pro rata amount based on the respective net assets of each Subsidiary Guarantor at the time of such payment determined in accordance with GAAP.

     If a guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor's liability on its guarantee could be reduced to zero. See "Risk Factors -- Risks Related to Debt
Securities -- A guarantee of debt securities could be voided if the guarantors fraudulently transferred their guarantees at the time they incurred the indebtedness, which could result in the holders of debt securities being able to rely on only Chesapeake Energy Corporation to satisfy claims."

     Unless otherwise indicated in an accompanying prospectus supplement and subject to the next paragraph, no Subsidiary Guarantor may consolidate or merge with or into (whether or not such Subsidiary Guarantor is the surviving entity) another entity unless:

     - the entity formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor under the Indenture and the Debt Securities pursuant to a supplemental indenture, in a form reasonably satisfactory to the Trustee; and

     - immediately after such transaction, no Default or Event of Default exists.

     The preceding does not prohibit a merger between Subsidiary Guarantors or a merger between our company and a Subsidiary Guarantor.

     In the event of a sale or other disposition of all or substantially all of the assets of any Subsidiary Guarantor, or a sale or other disposition of all the capital stock of such Subsidiary Guarantor, in any case whether by way of merger, consolidation or otherwise, or a Subsidiary Guarantor otherwise ceases to be a

Subsidiary Guarantor, then the person acquiring the assets (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all or substantially all of the assets of such Subsidiary Guarantor) or such Subsidiary Guarantor (in any other event) will be released and relieved of any obligations under its guarantee.

COVENANTS

     Reports. The Indenture contains the following covenant for the benefit of the holders of all series of debt securities:

     Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, we will file with the SEC and provide the Trustee and holders of Debt Securities with annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act.

     A series of debt securities may provide for other covenants applicable to us and our subsidiaries. A description of any such affirmative and negative covenants will be contained in a prospectus supplement applicable to such series.

EVENTS OF DEFAULT, REMEDIES AND NOTICE

     Events of Default. Unless otherwise indicated in an accompanying prospectus supplement, each of the following events will be an "Event of Default" under the Indenture with respect to a series of debt securities:

     - default in any payment of interest on any debt securities of that series when due that continues for 30 days;

     - default in the payment of principal of or premium, if any, on any debt securities of that series when due at its stated maturity, upon redemption, upon required repurchase or otherwise;

     - default in the payment of any sinking fund payment, if any, on any debt securities of that series when due;

     - failure by us or by a Subsidiary Guarantor to comply for 60 days after notice with the other agreements contained in the Indenture, any supplement to the Indenture or any board resolution authorizing the issuance of that series;

     - certain events of bankruptcy, insolvency or reorganization of us or of the Subsidiary Guarantors;

     - any of the guarantees by the Subsidiary Guarantors ceases to be in full force and effect, except as otherwise provided in the Indenture;

     - any of the guarantees by the Subsidiary Guarantors is declared null and void in a judicial proceeding; or

     - any Subsidiary Guarantor denies or disaffirms its obligations under the Indenture or its guarantee.

     Exercise of Remedies. If an Event of Default, other than an Event of Default described in the fifth bullet point above, occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the entire principal of, premium, if any, and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable immediately.

     A default under the fourth bullet point above will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding debt securities of that series notify us and the Subsidiary Guarantors of the default and such default is not cured within 60 days after receipt of notice.

     If an Event of Default described in the fifth bullet point above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all outstanding debt securities of all series will become immediately due and payable without any declaration of acceleration or other act on the part of the Trustee or any holders.

     The holders of a majority in principal amount of the outstanding debt securities of a series may:

     - waive all past defaults, except with respect to nonpayment of principal, premium or interest or any other provision of the Indenture that cannot be amended without the consent of each holder that is affected; and

     - rescind any declaration of acceleration by the Trustee or the holders with respect to the debt securities of that series, but only if:

      - rescinding the declaration of acceleration would not conflict with any judgment or decree of a court of competent jurisdiction; and

      - all existing Events of Default have been cured or waived, other than the nonpayment of principal, premium or interest on the debt securities of that series that have become due solely by the declaration of acceleration.

     If an Event of Default occurs and is continuing, the Trustee will be under no obligation, except as otherwise provided in the Indenture, to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any costs, liability or expense. No holder may pursue any remedy with respect to the Indenture or the debt securities of any series, except to enforce the right to receive payment of principal, premium or interest when due, unless:

     - such holder has previously given the Trustee notice that an Event of Default with respect to that series is continuing;

     - holders of at least 25% in principal amount of the outstanding debt securities of that series have requested that the Trustee pursue the remedy;

     - such holders have offered the Trustee reasonable indemnity or security against any cost, liability or expense;

     - the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of indemnity or security; and

     - the holders of a majority in principal amount of the outstanding debt securities of that series have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

     The holders of a majority in principal amount of the outstanding debt securities of a series have the right, subject to certain restrictions, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any right or power conferred on the Trustee with respect to that series of debt securities. The Trustee, however, may refuse to follow any direction that:

     - conflicts with law;

     - is inconsistent with any provision of the Indenture;

     - the Trustee determines is unduly prejudicial to the rights of any other holder; or

     - would involve the Trustee in personal liability.

     Notice of Events of Default. Upon the occurrence of an Event of Default, we are required to give written notice to the Trustee and indicate the status of the default and what action we are taking or propose to take to cure the default. In addition, we are required to deliver to the Trustee, within 90 days after the end of each fiscal year, a compliance certificate indicating that we have complied with all covenants contained in the Indenture or whether any default or Event of Default has occurred during the previous year.

     If an Event of Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder a notice of the Event of Default by the later of 90 days after the Event of Default occurs or 30 days after the Trustee knows of the Event of Default. Except in the case of a default in the payment of principal, premium or interest with respect to any debt securities, the Trustee may withhold such notice, but only if and so long as the board of directors, the executive committee or a committee of directors or responsible officers of the Trustee in good faith determines that withholding such notice is in the interests of the holders.

     Amendments and Waivers. We may amend the Indenture without the consent of any holder of debt securities to:

     - cure any ambiguity, omission, defect or inconsistency;

     - convey, transfer, assign, mortgage or pledge any property to or with the Trustee;

     - provide for the assumption by a successor of our obligations under the Indenture;

     - add Subsidiary Guarantors with respect to the debt securities;

     - evidence the removal of a Subsidiary Guarantor with respect to the debt securities as permitted by the Indenture and as described under "-- The Subsidiary Guarantees" or an accompanying prospectus supplement;

     - secure the debt securities;

     - add covenants for the benefit of the holders or surrender any right or power conferred upon us or any Subsidiary Guarantor;

     - make any change that does not adversely affect the rights of any holder;

     - add or appoint a successor or separate Trustee; or

     - comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

     In addition, we may amend the Indenture if the holders of a majority in principal amount of all debt securities of each series that would be affected then outstanding under the Indenture consent to it. We may not, however, without the consent of each holder of outstanding debt securities of each series that would be affected, amend the Indenture to:

     - reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment;

     - reduce the rate of or extend the time for payment of interest on any debt securities;

     - reduce the principal of or extend the stated maturity of any debt securities;

     - reduce the premium payable upon the redemption of any debt securities or change the time at which any debt securities may or shall be redeemed;

     - make any debt securities payable in other than U.S. dollars;

     - impair the right of any holder to receive payment of premium, principal or interest with respect to such holder's debt securities on or after the applicable due date;

     - impair the right of any holder to institute suit for the enforcement of any payment with respect to such holder's debt securities;

     - release any security that has been granted in respect of the debt securities;

     - make any change to an amendment or waiver provision which requires each holder's consent;

     - make any change in the waiver provisions; or

     - release a Subsidiary Guarantor or modify such Subsidiary Guarantor's guarantee in any manner adverse to the holders other than as provided under "-- The Subsidiary Guarantees."

     The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, we are required to mail to all holders a notice briefly describing the amendment. The failure to give, or any defect in, such notice, however, will not impair or affect the validity of the amendment.

     The holders of a majority in aggregate principal amount of the outstanding debt securities of each affected series, on behalf of all such holders, and subject to certain rights of the Trustee, may waive:

     - compliance by us or a Subsidiary Guarantor with certain restrictive provisions of the Indenture; and

     - any past default under the Indenture, subject to certain rights of the Trustee under the Indenture;

except that such majority of holders may not waive a default:

     - in the payment of principal, premium or interest; or

     - in respect of a provision that under the Indenture cannot be amended without the consent of all holders of the series of debt securities that are affected.

     Defeasance. At any time, we may terminate, with respect to debt securities of a particular series, all our obligations under such series of debt securities and the Indenture, which we call a "legal defeasance." If we decide to make a legal defeasance, however, we may not terminate our obligations:

     - relating to the defeasance trust;

     - to register the transfer or exchange of the debt securities;

     - to replace mutilated, destroyed, lost or stolen debt securities; or

     - to maintain a registrar and paying agent in respect of the debt securities.

     If we exercise our legal defeasance option, any subsidiary guarantee will terminate with respect to that series of debt securities.

     At any time we may also effect a "covenant defeasance," which means we have elected to terminate our obligations under:

     - covenants applicable to a series of debt securities and described in the prospectus supplement applicable to such series, other than as described in such prospectus supplement;

     - the bankruptcy provisions with respect to the Subsidiary Guarantors, if any; and

     - the guarantee provision described under "Events of Default" above with respect to a series of debt securities.

     We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default with respect to that series. If we exercise our covenant defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default specified in the fourth, fifth (with respect only to a Subsidiary Guarantor) or sixth bullet points under "-- Events of Default" above or an Event of Default that is added specifically for such series and described in a prospectus supplement.

     In order to exercise either defeasance option, we must:

     - irrevocably deposit in trust with the Trustee money or certain U.S. government obligations for the payment of principal, premium, if any, and interest on the series of debt securities to redemption or maturity, as the case may be;

     - comply with certain other conditions, including that no default has occurred and is continuing after the deposit in trust; and

     - deliver to the Trustee an opinion of counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

     Book Entry, Delivery and Form. We may issue debt securities of a series in the form of one or more global certificates deposited with a depositary. We expect that The Depository Trust Company, New York, New York, or "DTC," will act as depositary. If we issue debt securities of a series in book-entry form, we will issue one or more global certificates that will be deposited with or on behalf of DTC and will not issue physical certificates to each holder. A global security may not be transferred unless it is exchanged in whole or in part for a certificated security, except that DTC, its nominees and their successors may transfer a global security as a whole to one another.

     DTC will keep a computerized record of its participants, such as a broker, whose clients have purchased the debt securities. The participants will then keep records of their clients who purchased the debt securities. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global securities will be made only through, records maintained by DTC and its participants.

     DTC advises us that it is:

     - a limited-purpose trust company organized under the New York Banking Law;

     - a "banking organization" within the meaning of the New York Banking Law;

     - a member of the United States Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered under the provisions of Section 17A of the Exchange Act.

     DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The rules that apply to DTC and its participants are on file with the SEC.

     DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants' accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     We will wire principal, premium, if any, and interest payments due on the global securities to DTC's nominee. We, the Trustee and any paying agent will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

     It is DTC's current practice, upon receipt of any payment of principal, premium, if any, or interest, to credit participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to participants, whose accounts are credited with debt securities on a record date, by using an omnibus proxy.

     Payments by participants to owners of beneficial interests in the global securities, as well as voting by participants, will be governed by the customary practices between the participants and the owners of beneficial interests, as is the case with debt securities held for the account of customers registered in "street name." Payments to holders of beneficial interests are the responsibility of the participants and not of DTC, the Trustee or us.

     Beneficial interests in global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

     - we determine not to require all of the debt securities of a series to be represented by a global security and notify the Trustee of our decision.

     The Trustee. The Bank of New York will be the Trustee under the Indenture. The Bank of New York also serves as Trustee for our 7.875% Senior Notes due 2004, our 8.375% Senior Notes due 2008, our 8.125% Senior Notes due 2011 and our 8.5% Senior Notes due 2012. We may also maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own our debt securities.

     Governing Law. The Indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

                          DESCRIPTION OF CAPITAL STOCK

     The description of our capital stock set forth below is not complete and is qualified by reference to our certificate of incorporation (including our certificates of designation) and bylaws. Copies of our certificate of incorporation (including our certificates of designation) and bylaws are available from us upon request and have also been filed with the SEC. See "Where You Can Find More Information."

AUTHORIZED CAPITAL STOCK

     Our authorized capital stock consists of 350,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share, of which 250,000 shares are designated as Series A Junior Participating Preferred Stock and 3,000,000 shares are designated 6.75% Cumulative Convertible Preferred Stock.

COMMON STOCK

     Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for dividends. In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

     Holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities. All of the outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

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

6.75% CUMULATIVE CONVERTIBLE PREFERRED STOCK

     General. We have 6,750,000 shares of authorized preferred stock which are undesignated. 3,000,000 shares of preferred stock are designated as 6.75% Cumulative Convertible Preferred Stock, of which 2,998,000 are currently outstanding. Our board of directors has also authorized the issuance of up to 250,000 shares of Series A Junior Participating Preferred Stock in connection with the adoption of our shareholder rights plan in July 1998. None of these shares are currently outstanding. The Series A Preferred Stock is described below under "-- Share Rights Plan."

     Our board of directors has the authority, without further shareholder approval, to issue shares of preferred stock from time to time in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing thereof.

     While providing desirable flexibility for possible acquisitions and other corporate purposes, and eliminating delays associated with a shareholder vote on specific issuances, the issuance of preferred stock could adversely affect the voting power of holders of common stock, as well as dividend and liquidation payments on both common and preferred stock. It also could have the effect of delaying, deferring or preventing a change in control.

     Ranking. The Convertible Preferred Stock, with respect to dividend rights or rights upon the liquidation, winding-up or dissolution, ranks:

     - senior to all classes of our common stock and to the Series A Junior Participating Preferred Stock and each other class of capital stock or series of preferred stock established after the original issue date of the Convertible Preferred Stock (which we will refer to as the "Issue Date") the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as "Junior Stock");

     - on a parity with any class of capital stock or series of preferred stock established after the Issue Date the terms of which expressly provide that such class or series will rank on a parity with the Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as "Parity Stock"); and

     - junior to each class of capital stock or series of preferred stock established after the Issue Date the terms of which expressly provide that such class or series will rank senior to the Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as "Senior Stock").

     While any shares of our Convertible Preferred Stock are outstanding, we may not authorize, increase the authorized amount of, or issue any shares of, any class or series of Senior Stock (or any security convertible into Senior Stock) without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of Convertible Preferred Stock. Without the consent of any holder of Convertible Preferred Stock, however, we may authorize, increase the authorized amount of, or issue any shares of, any class or series of Parity Stock or Junior Stock. See "-- Voting Rights" below.

     Dividends. Holders of shares of Convertible Preferred Stock are entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cumulative cash dividends at the rate per annum of 6.75% per share on the liquidation preference thereof of $50 per share of Convertible Preferred Stock (equivalent to $3.375 per annum per share). Dividends on the Convertible Preferred Stock are payable quarterly on February 15, May 15, August 15 and November 15 of each year at such annual rate, and accumulate from the most recent date as to which dividends have been paid or, if no dividends have been paid, from the Issue Date of the Convertible Preferred Stock, whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends. Dividends will be payable to holders of record as they appear on our stock register on the immediately preceding February 1, May 1, August 1 and November 1. Accumulations of dividends on shares of

Convertible Preferred Stock do not bear interest. Dividends payable on the Convertible Preferred Stock for any period less than a full dividend period (based upon the number of days elapsed during the period) are computed on the basis of a 360-day year consisting of twelve 30-day months.

     No dividend will be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of the Convertible Preferred Stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid or declared and a sufficient sum set apart for the payment of such dividend, upon all outstanding shares of Convertible Preferred Stock.

     No dividends or other distributions (other than a dividend or distribution payable solely in shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock) and cash in lieu of fractional shares) may be declared, made or paid, or set apart for payment upon, any Parity Stock or Junior Stock, nor may any Parity Stock or Junior Stock be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any Parity Stock or Junior Stock) by us or on our behalf (except by conversion into or exchange for shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock)) unless all accumulated and unpaid dividends have been or contemporaneously are declared and paid, or are declared and a sum sufficient for the payment thereof is set apart for such payment, on the Convertible Preferred Stock and any Parity Stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition. Notwithstanding the foregoing, if full dividends have not been paid on the Convertible Preferred Stock and any Parity Stock, dividends may be declared and paid on the Convertible Preferred Stock and such Parity Stock so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on the Convertible Preferred Stock and such Parity Stock will in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of the Convertible Preferred Stock and such Parity Stock bear to each other. Holders of shares of the Convertible Preferred Stock are not entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends.

     Our ability to declare and pay cash dividends and make other distributions with respect to our capital stock, including the Convertible Preferred Stock, is limited by the terms of our outstanding indebtedness. In addition, our ability to declare and pay dividends may be limited by applicable Oklahoma law.

     Liquidation Preference. In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of Convertible Preferred Stock will be entitled to receive and to be paid out of our assets available for distribution to our stockholders, before any payment or distribution is made to holders of Junior Stock (including common stock), a liquidation preference in the amount of $50 per share of the Convertible Preferred Stock, plus accumulated and unpaid dividends thereon to the date fixed for liquidation, winding-up or dissolution. If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference of the Convertible Preferred Stock and all Parity Stock are not paid in full, the holders of the Convertible Preferred Stock and the Parity Stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and accumulated and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference and accumulated and unpaid dividends to which they are entitled, the holders of the Convertible Preferred Stock will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all of our assets or business (other than in connection with the liquidation, winding-up or dissolution of its business), nor our merger or consolidation into or with any other person, will be deemed to be our voluntary or involuntary liquidation, winding-up or dissolution.

     The certificate of designation does not contain any provision requiring funds to be set aside to protect the liquidation preference of the Convertible Preferred Stock even though it is substantially in excess of the par value thereof.

     Voting Rights. The holders of the Convertible Preferred Stock have no voting rights except as set forth below or as otherwise required by Oklahoma law.

     If dividends on the Convertible Preferred Stock are in arrears and unpaid for six or more quarterly periods (whether or not consecutive), the holders of the Convertible Preferred Stock, voting as a single class with any other preferred stock or preference securities having similar voting rights that are exercisable, will be entitled at our next regular or special meeting of stockholders to elect two additional directors to our board of directors unless our board is comprised of fewer than six directors at such time, in which case such holders will be entitled to elect one additional director. Upon the election of any additional directors, the number of directors that compose our board shall be increased by such number of additional directors. Such voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the Convertible Preferred Stock has been paid in full.

     In addition, the affirmative vote or consent of the holders of at least
66 2/3% of the outstanding Convertible Preferred Stock is required for the issuance of any class or series of Senior Stock (or any security convertible into Senior Stock) and for amendments to our certificate of incorporation that would affect adversely the rights of holders of the Convertible Preferred Stock. The certificate of designation provides that the authorization of, the increase in the authorized amount of, or the issuance of any shares of any class or series of Parity Stock or Junior Stock does not require the consent of the holders of the Convertible Preferred Stock, and is not deemed to affect adversely the rights of the holders of the Convertible Preferred Stock.

     In all cases in which the holders of Convertible Preferred Stock are entitled to vote, each share of Convertible Preferred Stock shall be entitled to one vote.

     Conversion Rights. Each share of Convertible Preferred Stock is convertible at any time at the option of the holder thereof into 6.4935 shares of common stock (which was calculated using an initial conversion price of $7.70 per share of common stock) subject to adjustment for certain dilutive events (we refer to such price or adjusted price as the "Conversion Price").

     Mandatory Conversion. At any time on or after November 20, 2004, we may at our option cause the Convertible Preferred Stock to be automatically converted into that number of shares of common stock for each share of Convertible Preferred Stock equal to $50.00 (the liquidation preference per share of Convertible Preferred Stock) divided by the then prevailing Conversion Price. We may exercise this right only if the closing price of its common stock equals or exceeds 130% of the then prevailing Conversion Price for at least 20 trading days in any consecutive 30-day trading period, including the last trading day of such 30-day period, ending on the trading day prior to our issuance of a press release announcing the mandatory conversion as described below.

     We may not authorize, issue a press release or give notice of any mandatory conversion unless, prior to giving the conversion notice, all accumulated and unpaid dividends on the Convertible Preferred Stock for periods ended prior to the date of such conversion notice shall have been paid in cash.

     In addition to the mandatory conversion provision described above, if there are less than 250,000 shares of Convertible Preferred Stock outstanding, we may, at any time on or after November 20, 2006, at our option, cause the Convertible Preferred Stock to be automatically converted into that number of shares of common stock equal to $50.00 (the liquidation preference per share of Convertible Preferred Stock) divided by the lesser of the then prevailing Conversion Price and the Market Value for the five trading day period ending on the second trading day immediately prior to the date set for conversion.

     The term "Market Value" means the average closing price of the common stock for a five consecutive trading day period on the New York Stock Exchange (or such other national securities exchange or automated quotation system on which the common stock is then listed or authorized for quotation or, if not so listed or authorized for quotation, an amount determined in good faith by our board of directors to be the fair value of the common stock).

     Change of Control. Except as provided below, upon a Change of Control (as defined below), holders of Convertible Preferred Stock shall, in the event that the Market Value at such time is less than the Conversion Price, have a one-time option to convert all of their outstanding shares of Convertible Preferred Stock into shares of common stock at an adjusted Conversion Price equal to the greater of

(i) the Market Value as of the Change of Control Date and (ii) $4.0733. This option shall be exercisable during a period of not less than 30 days nor more than 60 days commencing on the third business day after notice of the Change of Control is given by us in the manner specified in the certificate of designation. In lieu of issuing the shares of common stock issuable upon conversion in the event of a Change of Control, we may, at our option, make a cash payment equal to the Market Value for each share of such common stock otherwise issuable determined for the period ending on the Change of Control Date. Notwithstanding the foregoing, upon a Change of Control in which (x) each holder of our common stock receives consideration consisting solely of common stock of the successor, acquiror or other third party (and cash paid in lieu of fractional shares) that is listed on a national securities exchange or quoted on the NASDAQ National Market and (y) all our common stock has been exchanged for, converted into or acquired for common stock of the successor, acquiror or other third party (and cash in lieu of fractional shares), and the Convertible Preferred Stock becomes convertible solely into such common stock, the Conversion Price will not be adjusted as described in this paragraph.

     The certificate of designation defines "Change of Control" as any of the following events:

     - the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of our assets (determined on a consolidated basis) to any person or group (as such term is used in Section 13(d)(3) of the Exchange Act), other than to Permitted Holders (as defined below);

     - the adoption of a plan the consummation of which would result in the liquidation or dissolution of our company;

     - the acquisition, directly or indirectly, by any person or group (as such term is used in Section 13(d)(3) of the Exchange Act), other than Permitted Holders, of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of our aggregate voting power of the voting stock; provided, however, that the Permitted Holders beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange
       Act), directly or indirectly, in the aggregate a lesser percentage of the total voting power of our voting stock than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors (for the purposes of this definition, such other person shall be deemed to beneficially own any voting stock of a specified corporation held by a parent corporation, if such other person is the beneficial owner (as defined above), directly or indirectly, of more than 35% of the voting power of the voting stock of such parent corporation and the Permitted Holders beneficially own (as defined in this proviso), directly or indirectly, in the aggregate a lesser percentage of the voting power of the voting stock of such parent corporation and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of our board of directors of such parent corporation); or

     - during any period of two consecutive years, individuals who at the beginning of such period composed our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office.

For purposes of the definition of "Change of Control," the term "Permitted Holders" means Aubrey K. McClendon and Tom L. Ward and their respective Affiliates.

     The phrase "all or substantially all" of the assets of our company is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer is of "all or substantially all" of our assets.

ANTI-TAKEOVER PROVISIONS

     Our certificate of incorporation and bylaws and the Oklahoma General Corporation Act include a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include a classified board of directors, authorized blank check preferred stock, restrictions on business combinations and the availability of authorized but unissued common stock.

     Classified Board of Directors. Our certificate of incorporation and bylaws contain provisions for a staggered board of directors with only one-third of the board standing for election each year. Directors can only be removed for cause. A staggered board makes it more difficult for shareholders to change the majority of the directors.

     Oklahoma Business Combination Statute. Section 1090.3 of the Oklahoma General Corporation Act prevents an "interested shareholder" from engaging in a "business combination" with an Oklahoma corporation for three years following the date the person became an interested shareholder, unless:

     - prior to the date the person became an interested shareholder, the board of directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

     - upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns stock having at least 85% of all voting power of the corporation at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or

     - on or subsequent to the date of the transaction in which the person became an interested shareholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of all voting power not attributable to shares owned by the interested shareholder.

The statute defines a "business combination" to include:

     - any merger or consolidation involving the corporation and an interested shareholder;

     - any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested shareholder of 10% or more of the assets of the corporation;

     - subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested shareholder;

     - any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series or voting power of the corporation owned by the interested shareholder;

     - the receipt by an interested shareholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation; or

     - any share acquisition by the interested shareholder pursuant to Section 1090.1 of the Oklahoma General Corporation Act.

     For purposes of Section 1090.3, the term "corporation" also includes the corporation's majority-owned subsidiaries.

     In addition, Section 1090.3 defines an "interested shareholder," generally, as any person that owns stock having 15% or more of all voting power of the corporation, any person that is an affiliate or associate of the corporation and owned stock having 15% or more of all voting power of the corporation at any time within the three-year period prior to the time of determination of interested shareholder status, and any affiliate or associate of such person.

     Stock Purchase Provisions. Our certificate of incorporation includes a provision which requires the affirmative vote of two-thirds of the votes cast by the holders, voting together as a single class, of all then outstanding shares of capital stock, excluding the votes by an interested shareholder, to approve the purchase of any of our capital stock from the interested shareholder at a price in excess of fair market value, unless the purchase is either (1) made on the same terms offered to all holders of the same securities or (2) made on the open market and not the result of a privately negotiated transaction.

SHARE RIGHTS PLAN

     The Rights. On July 7, 1998, our board of directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock. The distribution was paid on July 27, 1998 to the shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Preferred Stock at a price of $25.00, subject to adjustment.

     The following is a summary of these rights. The full description and terms of the rights are set forth in a rights agreement with UMB Bank, N.A., as rights agent. Copies of the rights agreement and the certificate of designation for the Series A Preferred Stock are available free of charge. This summary description of the rights and the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to all the provisions of the rights agreement and the certificate of designation for the Series A Preferred Stock.

     Initially, the rights attached to all certificates representing shares of our outstanding common stock, and no separate rights certificates were distributed. The rights will separate from our common stock and the distribution date will occur upon the earlier of:

     - ten days following the date of public announcement that a person or group of persons has become an acquiring person; or

     - ten business days (or a later date set by the board of directors prior to the time a person becomes an acquiring person) following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer upon consummation of which the offeror would, if successful, become an acquiring person.

The earlier of these dates is called the distribution date.

     The term "acquiring person" means any person who or which, together with all of its affiliates and associates, is the beneficial owner of 15% or more of our outstanding common stock, but does not include:

     - us or any of our subsidiaries or employee benefit plans;

     - Aubrey K. McClendon, his spouse, lineal descendants and ascendants, heirs, executors or other legal representatives and any trusts established for the benefit of the foregoing or any other person or entity in which the foregoing persons or entities are at the time of determination the direct record and beneficial owners of all outstanding voting securities (each a "McClendon shareholder");

     - Tom L. Ward, his spouse, lineal descendants and ascendants, heirs, executors or other legal representatives and any trusts established for the benefit of the foregoing, or any other person or entity in which the foregoing persons or entities are at the time of determination the direct record and beneficial owners of all outstanding voting securities (each a "Ward shareholder");

     - Morgan Guaranty Trust Company of New York, in its capacity as pledgee of shares beneficially owned by a McClendon or Ward shareholder, or both, under any pledge agreement in effect on September 11, 1998, to the extent that upon the exercise by the pledgee of any of its rights or duties as pledgee, other than the exercise of any voting power by the pledgee or the acquisition of ownership by the pledgee, such pledgee becomes a beneficial owner of pledged shares; or

     - any person (other than the pledgee just described) that is neither a McClendon nor Ward shareholder, but who or which is the beneficial owner of common stock beneficially owned by a

       McClendon or Ward shareholder (a "second tier shareholder"), but only if the shares of common stock otherwise beneficially owned by a second tier shareholder ("second tier holder shares") do not exceed the sum of (A) the holder's second tier holder shares held on September 11, 1998 and (B) 1% of the shares of our common stock then outstanding (collectively, "exempt persons").

     The rights agreement provides that, until the distribution date, the rights will be transferred with and only with the common stock. Until the distribution date (or earlier redemption or expiration of the rights), new common stock certificates issued after July 27, 1998, upon transfer or new issuance of common stock, will contain a notation incorporating the rights agreement by reference. Until the distribution date or earlier redemption or expiration of the rights, the surrender for transfer of any certificate for common stock, outstanding as of July 27, 1998, even without a notation or a copy of a summary of the rights being attached, will also constitute the transfer of the rights associated with the common stock represented by the certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the distribution date and these separate rights certificates alone will evidence the rights.

     The rights are not exercisable until the distribution date. The rights will expire on July 27, 2008.

     The purchase price payable, and the number of one one-thousandths of a share of Series A Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution:

     - in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock;

     - upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Series A Preferred Stock at a price, or securities convertible into Series A Preferred Stock with a conversion price, less than the then current market price of the Series A Preferred Stock; or

     - upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding rights and the number of one one-thousandths of a share of Series A Preferred Stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in the common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the distribution date.

     In the event that following the date of public announcement that a person has become an acquiring person, we are acquired in a merger or other business combination transaction or more than 50% of our consolidated assets or earning power is sold, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise of the right at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right (the "flip-over right").

     In the event that a person, other than an exempt person, becomes an acquiring person, proper provision will be made so that each holder of a right, other than the acquiring person and its affiliates and associates, will thereafter have the right to receive upon exercise that number of shares of common stock, or, if applicable, cash, other equity securities or property of us, having a market value equal to two times the purchase price of the rights (the "flip-in right"). Any rights that are or were at any time owned by an acquiring person will then become void.

     With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. Upon exercise of the rights, no fractional shares of Series
A Preferred Stock will be issued other than fractions which are integral multiples of one one-hundredth of a share of Series A Preferred Stock. Cash will be paid in lieu of
                                        26
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fractional shares of Series A Preferred Stock that are not integral multiples of one one-hundredth of a share of Series A Preferred Stock.

     At any time prior to the earlier to occur of (1) 5:00 p.m., Oklahoma City, Oklahoma time on the tenth day after the stock acquisition date or (2) the expiration of the rights, we may redeem the rights in whole, but not in part, at a price of $0.01 per right; provided, that (a) if the board of directors authorizes redemption on or after the time a person becomes an acquiring person, then the authorization must be by board approval and (b) the period for redemption may, upon board approval, be extended by amending the rights agreement. Board approval means the approval of a majority of our directors. Immediately upon any redemption of the rights described in this paragraph, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

     Our board of directors may amend the terms of the rights without the consent of the holders of the rights at any time and from time to time provided that any amendment does not adversely affect the interests of the holders of the rights. In addition, during any time that the rights are subject to redemption, the terms of the rights may be amended by the approval of a majority of the directors, including an amendment that adversely affects the interests of the holders of the rights, without the consent of the holders of rights.

     Until a right is exercised, a holder will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to us or our shareholders, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Series A Preferred Stock, or other consideration.

     The Series A Preferred Stock. Each one-thousandth of a share of the Series A Preferred Stock (a "preferred share fraction") that may be acquired upon exercise of the rights will be nonredeemable and junior to any other shares of preferred stock that we may issue.

     Each preferred share fraction will have a minimum preferential quarterly dividend rate of $0.01 per preferred share fraction but will, in any event, be entitled to a dividend equal to the per share dividend declared on the common stock.

     In the event of liquidation, the holder of a preferred share fraction will receive a preferred liquidation payment equal to the greater of $0.01 per preferred share fraction or the per share amount paid in respect of a share of common stock.

     Each preferred share fraction will have one vote, voting together with the common stock. The holders of preferred share fractions, voting as a separate class, will be entitled to elect two directors if dividends on the Series A Preferred Stock are in arrears for six fiscal quarters.

     In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each preferred share fraction will be entitled to receive the per share amount paid in respect of each share of common stock.

     The rights of holders of the Series A Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

     Because of the nature of the Series A Preferred Stock's dividend, liquidation and voting rights, the economic value of one preferred share fraction that may be acquired upon the exercise of each right should approximate the economic value of one share of our common stock.

SHAREHOLDER ACTION

     Except as otherwise provided by law or in our certificate of incorporation or bylaws, the approval by holders of a majority of the shares of common stock present in person or represented by proxy at a meeting and entitled to vote is sufficient to authorize, affirm, ratify or consent to a matter voted on by shareholders. Our bylaws provide that all questions submitted to shareholders will be decided by a plurality of the votes cast, unless otherwise required by law, our certificate of incorporation, stock exchange

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requirements or any certificate of designation. The Oklahoma General Corporation
Act requires the approval of the holders of a majority of the outstanding stock entitled to vote for certain extraordinary corporate transactions, such as a merger, sale of substantially all assets, dissolution or amendment of the certificate of incorporation. Our certificate of incorporation provides for a vote of the holders of two-thirds of the issued and outstanding stock having voting power, voting as a single class, to amend, repeal or adopt any provision inconsistent with the provisions of the certificate of incorporation limiting director liability and stock purchases by us, and providing for staggered terms of directors and indemnity for directors. The same vote is also required for shareholders to amend, repeal or adopt any provision of our bylaws.

     Under Oklahoma law, shareholders may take actions without the holding of a meeting by written consent or consents signed by the holders of a sufficient number of shares to approve the transaction had all of the outstanding shares of our capital stock entitled to vote thereon been present at a meeting. If shareholder action is taken by written consent, the rules and regulations of the SEC require us to send each shareholder entitled to vote on the matter, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

TRANSFER AGENT AND REGISTRAR

     UMB Bank, N.A. is the transfer agent and registrar for our common stock and the Convertible Preferred Stock.

                              PLAN OF DISTRIBUTION

     Any of the securities being offered hereby may be sold in any one or more of the following ways from time to time:

     - through agents;

     - to or through underwriters;

     - through dealers; or

     - directly by us.

     The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     Offers to purchase securities may be solicited by agents designated by us from time to time. Any such agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold.

     If securities are sold by means of an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, the respective amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable prospectus supplement which will be used by the underwriters to make resales of the securities in respect of which this prospectus is being delivered to the public. If underwriters are utilized in the sale of any securities in respect of which this prospectus is being delivered, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by

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managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are utilized in the sale of securities, unless otherwise indicated in the applicable prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of such securities will be obligated to purchase all such securities if any are purchased.

     We may grant to the underwriters options to purchase additional securities, to cover over-allotments, if any, at the price at which securities are first offered to the public (with additional underwriting commissions or discounts), as may be set forth in the prospectus supplement relating thereto. If we grant any over-allotment option, the terms of such over-allotment option will be set forth in the prospectus supplement for such securities.

     If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we will sell such securities to the dealer as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the securities so offered and sold. The name of the dealer and their terms of the transaction will be set forth in the prospectus supplement relating thereto.

     Offers to purchase securities may be solicited directly by us and the sale thereof may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the prospectus supplement relating thereto.

     If so indicated in the applicable prospectus supplement, we may authorize agents and underwriters to solicit offers by certain institutions to purchase securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the applicable prospectus supplement. Such delayed delivery contracts will be subject to only those conditions set forth in the applicable prospectus supplement. A commission indicated in the applicable prospectus supplement will be paid to underwriters and agents soliciting purchases of securities pursuant to delayed delivery contracts accepted by us.

     Agents, underwriters and dealers may be entitled under relevant agreements with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, underwriters and dealers may be required to make in respect thereof.

     Each series of securities will be a new issue and, other than our common stock, which is listed on The New York Stock Exchange, will have no established trading market. We may elect to list any series of securities on an exchange, and in the case of common stock, on any additional exchange, but, unless otherwise specified in the applicable prospectus supplement, we shall not be obligated to do so. No assurance can be given as to the liquidity of the trading market for any of the securities.

     Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for, us and our subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the debt securities offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P. The validity of the common stock offered by this prospectus will be passed upon for us by Commercial Law Group, P.C. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

     Shannon T. Self, a shareholder in Commercial Law Group, P.C., is a director of Chesapeake, and he beneficially owns 35,576 shares of our common stock.

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                                    EXPERTS

     The consolidated financial statements of Chesapeake Energy Corporation, incorporated in this prospectus by reference to Chesapeake's annual report on Form 10-K for the year ended December 31, 2001, and the consolidated financial statements of Gothic Energy Corporation, incorporated in this prospectus by reference to Chesapeake's annual report on Form 10-K/A for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Estimates of the oil and gas reserves of Chesapeake Energy Corporation and related future net cash flows and the present values thereof, included in Chesapeake's annual report on Form 10-K for the year ended December 31, 2001, were based upon reserve reports prepared by Williamson Petroleum Consultants, Inc., Ryder Scott Company, L.P. and Lee Keeling and Associates, Inc., independent petroleum engineers. We have incorporated these estimates in reliance on the authority of each such firm as experts in such matters.

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